U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of 1934.

DIRECTION TECHNOLOGIES, INC.
----------------------------
(Name of Small Business Issuer in its charter)


Nevada                                                88-0413417
---------------------                      -----------------------------------
(State or other jurisdiction of            (I.R.S.Employer Identification No.)
incorporation or organization)

250 H Street, Suite 723, Blaine, Washington             98230
-------------------------------------------          -----------
(Address of principal executive offices)              (Zip Code)

Issuer's telephone number:  (604) 683-6648
                            --------------


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered

None

None


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

None
(Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)     Business Development.

     Direction Technologies, Inc., a Nevada corporation ("Company"), was originally organized on April 30, 1998 as Fuji International, Inc.; the name was changed on December 28, 1998 to Direction Technologies, Inc. The business office of the Company is located at 250 H Street, Suite 723, Blaine, Washington, 98230. The Company operates on the calendar fiscal year. Currently, the Company has no employees, but anticipates having at least several employees within the next 12 months.

(b)     Business of Issuer.

     Statements made, beliefs stated, and figures given for the electric automobile are taken from a report issued by Roger D. Touchie B.C., MBA, of Touchie & Associates Ltd. Touchie & Associates Ltd., an independent business planning consulting firm, was commissioned by E.T.C. Industries Ltd. to prepare an independent report on the electric vehicle in 1993. This report was based on corporate information supplied by E.T.C. Industries management and independent industry data gathered from industry research. Although written in 1993, a director of the Company, Ken Liebscher, has been intimately involved in the electric vehicle continuously since that date and is of the opinion that the statements made in the report are accurate and complete today.


1.  Electric Automobile.

     One of the specific reasons the Company was founded is for the purpose of entering into a world-wide license agreement with E.T.C. Industries Ltd. of Vancouver, British Columbia, Canada to license certain technology, and obtain advice in facilitating the production of electric vehicles using certain technology developed by the licensor and currently licensed in the State of California. A copy of the license agreement ("License Agreement"), entered into on January 9, 1999, is attached as Exhibit 10.1 to this Form 10-SB/A. Under the terms of the License Agreement, E.T.C. Industries Ltd. will be paid the sum of $50,000, plus a royalty of 2% of the Gross Sales Price (as defined in this agreement) on every electric vehicle sold by the Company. Payment of the entire $50,000 sum is evidenced by a promissory note, which is attached as Exhibit 10.2 to this Form 10-SB/A. There is no minimum payment in connection with the 2% royalty.

     The term of the License Agreement is for five years (the "Initial Term") and is renewable for another five years under the same terms and conditions, unless: (1) the licensee is in default of this License Agreement; (2) the Licensee or the Licensor elects not to renew the License Agreement; or (3) the licensee does not achieve annual gross sales of CDN$2,000,000 ($1,345,200 with the exchange rate of 1.49 Canadian Dollars to the U.S. Dollar, as of April 21,
1999) within the Initial Term. Also, the License Agreement may be terminated after two years from the commencement of the Initial Term if the licensee fails to build 3 prototype electric vehicles based on the technology licensed within such two year period.

     This license also includes the use of certain assets of E.T.C. during the term of the agreement, as follows:

     (1) All patents, patents pending, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of electric powered vehicles of the Vendor and more particularly:

     (2)  One 1987 Suburban Truck VIN# CSUBR 1GKGRZ6N1HF576447

     (3)  One 1993 Pace Trailer VIN# 4PZUB1626SU001744

     (4)  One prototype MI-5 Electric Car

     (5)  One prototype MI-6 Electric Car

     (6)  One complete set of MI-6 Electric Car Moulds

     The objective of the Company in this area will be to determine if it can become a profitable designer, manufacturer and distributor of zero-emission, electric-powered automobiles based upon the technology integrated into the prototype MI-6 electromagnetic automobile. The growth focus of the Company is to respond to the environmental concerns surrounding the internal combustion engine that powers the majority of vehicles in major cities. However, to date, the Company has only manufactured two prototypes, the MI-5 and the MI-6, and it will require a large injection of capital to put the cars into production. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.


The MI-6 was successfully introduced to the public at the International Electric Vehicle Symposium held at Disneyland December 3-7, 1994. A parade of electric cars down Main Street U.S.A. was held with electric cars from all parts of the world represented, including GM, Ford, Chrysler, Honda, Nissan, Mitsubishi, Toyota, BMW, and Peugeot. The MI-6 was chosen, along with the BMW conversion entry to be featured on the front page of the December 3, 1994 Los Angeles Times business section. However, the Company may never generate profits sufficient to sustain the continued development and production of the electric vehicle. With only limited cash resources at this time, activity will be initially limited to the feasibility study as discussed under "Plan of Operation" hereafter.

While long acknowledged as a leading contender in resolving automobile-generated pollution, commercial development of electric vehicles has been stalled in the 1980's by the restricted travel range and limitations of available electric power sources. However, with significant advances in this field and the growing social and political pressures to produce zero-emission automobiles, the development of the electric car may be encouraged.

     Derived from documentation provided by Electric Vehicle Research, Inc., marketing information provided by management and independent research, the following discussion is designed to demonstrate the economic viability of the business program and provide an overview of the production, marketing and financial strategies of the Company.

a.  The Electric Car Industry.

     The information set forth in this section was derived from the following sources: California Air Resources Board; Public Power Magazine (May-June 1993); CALSTART Electric Transportation Infrastructure Update (dated December 28,
1993); Electric Vehicle Association of the Americas new release (dated December 21, 1995; and Time magazine science reporter Hill Williams.

     Based on limited technical advance and sporadic media attention in the past decade, the electric car industry has yet to earn the respect and acceptance of the general public. It has been left to legislators in environmentally conscious regions such as California, the Northeast U.S. and parts of Europe to force this development in the interest of smog-free cities.

     The Company expectsThe Company expects evolution to occur in the auto industry as an efficient electric power plant emerges to challenge the standards of auto design. The fact that all major automakers have serious electric car development programs as part of their development agenda adds credibility to the future growth of this market segment.

     The evolution of the electric car dates back to the earliest days of the automobile industry. At the turn of the century 38% of U.S. cars were powered by electricity, 22% by gasoline and 40% by steam. The latter succumbed quickly while the electric car gained popularity, mainly in urban areas. By 1912, there were 34,000 U.S. electric cars produced versus 20,000 internal combustion models. In Canada, 25 companies made electric cars before Henry Ford's mass production concepts took over. Ironically, it was electricity, in the form of spark ignition that aided this process. By the end of the Depression, internal combustion ruled the market. It was not until the 1970's and the growing awareness of air pollution that the potential of the electric car gained new credibility. Still, the limitations of power sources and continued reliance on the traditional lead-acid battery made commercial production impractical.

     In recent years new strong legislative guidelines in  sixteen states have
forced major auto manufacturers to respond to strict emission standards.   In
1990 the California Air Resources Board (ARB) mandated that all major producers of cars sold in their state were to meet minimum requirements starting in 1998 when 2% of units sold were to be zero-emission vehicles. Quotas were originally to increase to 5% in the year 2000 and 10% or 800,000 cars by 2003. However, in 1996 the ARB decided not to mandate the introduction of electric vehicles in 1998. Instead they have said that by 2003, 10% of all vehicles sold must be zero-emission vehicles.

     In 1992 the Energy Policy and Conservation Act specified that 23,000 government purchased vehicles over the next three years were required to be "alternative production vehicles". In 1993, President Clinton added his endorsement to the program with an executive order upping this quota to 34,000 vehicles. Initially, the majority of this went to natural gas and methanol conversions. However, support of the electric car evolution is a major part of the Electric and Hybrid Propulsion Division of the Energy Department. However, even if there are legislative incentives in place there can be no guarantee that the Company will be able to increase its sales or become profitable.

     The major stumbling block in creating an electric car suitable to the consumer is the power source. Secondary factors include the continued refinement of electric motor and AC/DC adapter controllers. Solar energy research continues to improve means of recharging to electric power base and recapture of energy through shock absorber and/or braking system design is in the development stage. Power sensitive heating and cooling systems continue to emerge.

     A limited travel range before recharging, time requirements to recharge spent batteries, and limited power on acceleration have been the traditional holdback to electric car functionality. New battery designs featuring lead-acid, sodium-sulphur, nickel-cadmiun-1, lithium molybdenum disulfide, and nickel-metal hydride have only gradually resolved these issues. Concerted effort to meet this challenge continues in Europe, Japan and North America. Asea Brown Boveri, a German-Swiss consortium and its Canadian subsidiary, Powerplex Technologies Inc. of Ontario, have used sodium-sulphur to expand the energy base of a battery pack to twice the power density of the conventional lead-acid battery. In mid-1992 they announced a 340-mile range test averaging 75 mph.

     The investments being expended by other companies are primarily to create a better battery to power the electric car When a better battery is available, the Company intends to use that technology in the MI-6, if economically feasible.

b.  The MI-6 Electric Automobile.

     The MI-6 prototype automobile was designed under the direction of Mr. Ken Liebscher in Washington State in 1994. Production viability of the MI-6 had to await the impact of environmental legislation and a consumer education program that helps change the perception of what a commuter car should be. This hiatus allowed the MI-6 creator ample time to address specific pre-production issues and define a product specification with approximately 10% of the parts common to a traditional Detroit assembly line product.

     The MI-6 model is based on a body configuration using twenty-two molded parts. The chassis meets auto industry standards and is built and assembled by Metalcraft Products of Detroit, Michigan to stated specifications. Its power is supplied by 18 lead-acid batteries capable of over 750 charge/discharge cycles according to manufacturers specifications. This 108 volt system, when run through a motor controller, powers an advanced 9-inch DC motor. The system can be recharged from an onboard battery charger that can be plugged into a household 110-volt source or a 220-volt systemThe Company remains familiar with other battery options and will be able to move to a more exotic power source when reliability, improved output efficiency and recharge capabilities move beyond the experimental stage.

     As weight has an inverse effect on the performance of the electric vehicle, the MI-6 body parts are manufactured from Kevlar rather than fiberglass. Kevlar is a much stronger material and allows the designer to create body parts that are a fraction of the thickness as parts manufactured in fiberglass, and, as a result, the MI-6 is much lighter than conventional automobiles. All of the parts for the MI-6, with the exception of the body and chassis, can be bought off the shelf and this was in fact done to hold down the cost

     The names of the companies which are the principal suppliers of the parts for the MI-6 are as follows:

     Chassis - Metalcraft Products
     Body - B&J Fiberglass
     Motor - Advanced DC Motors
     Transmission - Volkswagen
     Adapter - Electro Automotive
     Controller - Curtis Instruments Inc.
     Wheels - Centerline Magnesium Wheels
     Tires - Goodrich Tire Co.
     Seats - SCAT Interiors
     Converter - Sevcon
     Instruments  - Westberg and Curtis
     Batteries - Trojan Battery Company
     Auto Parts - various major manufacturers

     According to E.T.C. Industries, Ltd., that firm incurred costs relating to the electric car project of $134,157 from 1993 to 1995. On a single-vehicle manufacturing basis, the MI-6 has a manufacturing cost of $40,600. In order to be economically viable, the cost will have to be lowered to less than $20,00, which will require a manufacturing run of 100 vehicles at a time. There can be no assurance that these objectives can be reached. Such non-performance by the Company could have a material adverse effect on the Company's ability to execute its business plan, as well as its profitability.

     The MI-5 prototype engine has delivered 85,000 miles of trouble-free road time in the past ten years. E.T.C. Industries Ltd. purchased the MI-5 vehicle, and all intellectual property, from Electric Vehicle Research Inc. in 1993 (the purchase price was $10,000 plus 100,000 shares of E.T.C. Industries Ltd. stock.). A U.S. built, updated version of the original motor and controller powers the first production model of the MI-6.

     To go into production of the MI-6 in North America would require a large influx of capital that could be beyond the capabilities of the Company. That is why, at this time, there will be only $25,000 spent on a feasibility study to determine if it would be economically practical to establish manufacturing off-shore with marketing efforts channeled to the international marketplace. The Company is in its initial stages of development with no revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities, prospect development, and acquisition of interests, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans. See "Plan of Operation."

c.  The Electric Car Marketplace.

     General Motors research studies, as quoted by John Dabels, Director of Market Development of GM Electric Vehicles, show that 84% of urban drivers travel less than 75 miles per day. Mr. Dabels foresees the need for both fleet and consumer markets, citing a need for consumer demand for used vehicles to establish economic viability. GM requires a minimum market size of 100,000 units to make the project profitable and is targeting a $20,000 to $25,000 price range.

All major auto makers either have, or have planned, an entry into the electric vehicle sales arena. A negative factor of the Company is whether or not it will be able to compete in the marketplace.

d.  Marketing Strategy.

     The body styling of the MI-6 distinguishes it from other electric car projects. It was designed entirely by Kenneth Liebscher, one of the principals of the Company, and Walt Patterson; electronic schematics for the car were designed by Catherine Rodden, an electronic engineer. The sporty, convertible exterior design of the MI-6 is targeted toward a specific market.

     The Company commissioned no surveys but, on its own, has determined that the MI-6 customer profile is the affluent businessperson who has both the financial capacity and individual self-image that demands a vehicle out of the ordinary. This customer is an established trendsetter, attracted to a sporty, "politically correct", clean car that offers both status and style. Realistically, most buyers will be multi-car owners with access to a traditional car for rural or cross-country driving.


2.     Qiblah Locator.

          The other specific reason for formation of the Company is to purchase certain assets of Qiblah International Industries Ltd. a British Columbia corporation, of Vancouver, British Columbia, Canada (a non-operational holding company). Qiblah International Industries Ltd. Owns 50% of Qiblah Technologies Ltd. a duly registered non-reporting, non-listed South African public corporation. The certain assets of Qiblah International Industries Ltd. purchased are as follows:

     (1) The exclusive rights to the use of all patents, patents pending under application No. 972622 registered in South Africa March 26, 1997, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of the Qiblah Locator products of the Vendor (subject to the worldwide manufacturing and certain marketing rights of Qiblah Technologies Ltd. as set out in an agreement dated October 30, 1997.

     (2) 10,000,000 common shares in Qiblah Technologies Ltd. a duly registered non-reporting, non-listed South African public corporation.


This firm has developed a state-of-the art electronic device called the Qiblah Locator, a battery-operated hand-held device that indicates the direction of the Muslim religious center Mecca from any location in the world. The Qiblah Locator is designed to be of assistance to the more than 1.5 billion adherents of the Muslim faith in the performance of their religious observations. According to the Holy Koran, it is a sin not to face the holy city of Mecca or "Qiblah" during prayers. No Muslim follower wants to willfully disrespect the Koran. It is therefore important for him to face the right direction and pray at the right times as set out in the Daily Prayer Schedule. Although there are prayer mats with compasses and other direction finding devices on the market, it is the opinion of management that none has the sophistication, yet user friendliness, that the Qiblah Locator combines.

     A copy of the purchase agreement ("Purchase Agreement"), entered into on January 12, 1999, is attached as Exhibit 10.2 to this Form 10-SB/A. Under the terms of the Purchase Agreement, Qiblah International Industries Ltd. has been paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share. This issuance price was based upon the historical costs of the prototype (see chart of historical costs, set forth hereafter). The Purchase Agreement is subject to an agreement dated October 30, 1997 between Qiblah International Industries Ltd. and its fifty percent owned South African subsidiary, Qiblah Technologies Ltd. Under the terms of this agreement, Qiblah Technologies Ltd. was granted the exclusive license to manufacture on a world-wide basis the Qiblah Locator, and distribute and sell throughout certain regions and countries. These regions and countries are: the entire continent of Africa, Yemen, , The United Arab Emirates, Saudi Arabia, Oman, Syria, Iran, and Jordan.

     Audited financial statements on Qiblah Technologies, Ltd. are contained in
Exhibit 99.2 to this Form 10-SB/B. These financial statements are denominated in the South African Rand. At the present time, there are no restrictions on the repatriation of profits from South Africa to the United States as long as the nonresident investor own less than 75% of the South African entity (as is the case with the Company and Qiblah Technologies, Ltd.). In the event currency restrictions on this investment were to be put in place in the future, then this may have a materially adverse effect on the Company's operations. Such investment by the Company also has the risk of currency fluctuations, which may materially affect the Company's financial position and results. Five year annual exchange rates of the U.S. Dollar to the South African Rand, to illustrate the fluctuations in this exchange rate, are set forth in Exhibit 99.3 to this Form 10-SB/A.

     The Qiblah Locator is comprised of a compass, a printed circuit board, a pressure-sensitive membrane, a world map and a liquid crystal diode face. After the user depresses a stylus onto a point on a world map, the device's arrow points towards Mecca. The weight of the Qiblah Locator is approximately 100 grams. The Qiblah Locator is designed to function at altitudes between 0 and 39,000 feet and at temperatures from -30C to +80C. The usefulness of this device is that a Muslim, when in an unfamiliar location, will know in which direction to face for his daily prayer ritual.

     The instrument comprises a mechanical compass, a specially designed LCD which has radially configured sections, formed like an arrow, pointing to the center of the LCD where there is a dot representing Mecca. Furthermore there is a specially designed two sided circuit board, one side which has an area of 40 x 80 mm radially configured array of thin different shaped conductive lines. The center of the circuit board section described represents Mecca. A pressure sensitive rubbery membrane conductor is fitted above this conductive segment. This membrane conductor has been designed and produced for us, especially for this application. On one side it is electrically conductive with the exception of tiny little dots, printed on the conductive surface at a height of 0.03 mm. They have the ability to keep the conductive surface away from the circuit board. On the other side of the membrane conductor, the world map is displayed (for the Global Qiblah Locator). Using a specially designed stylus and pressing lightly on the geographical area required on the map, the membrane through its conductive underside, touches the circuit board and transfers the electric current into one of the circuit board patterns. These patterns are representative to the magnetic variations, from the north, anywhere in the world, in relation to the geographic position of Mecca.

     The Qiblah Locator determines the true direction of Mecca by using the earth's magnetic field. When a geographic location on the map is selected using
the stylus,   a micro-processor chip in the locator is programmed to correct for magnetic north by taking into account the magnetic deviation for the particular location. It then sends a signal to the visible display in the form of a direction arrow on the "LCD" face. The display on the LCD represents the true position of Mecca. The LCD automatically shuts off after twelve seconds to preserve battery life.

     The design information for the locator has been written and programmed from information taken from the Mariners Map - number 5382 which has hundreds of plotted and measured lines which show, in degrees, the variation of magnetic influences from true north. The location of Mecca is derived by triangulation. A compass installed in the Qiblah Locator is pointed north and this is considered triangulation point one. The geographic position of Mecca is fixed and is triangulation point two. By pressing slightly on the world map on the face of the Locator, at the location of the user, the third reference point is created, inclusive of the magnetic variation factor for the location in question. Because of the location of the magnetic poles, the needle of a compass will point to the geographical North Pole only in a few localities. In other places, it will point either east or west of north. The difference in degrees between the bearing of the compass needle and the bearing of true north is called variation, or declination.

      The computer arithmetically works out a position, magnetically corrected signal in the form of an electrical impulse, which is passed on through an LCD driver to the LCD. The LCD lights up and shows an indicative arrow, pointing towards the center of the LCD, which represents the position of Mecca. If the user now positions himself to face the direction in which the arrow points, he will face Mecca, from anywhere in the world, be it on land, sea or air.

     Working prototypes of the Qiblah Locator have been completed. However, although the prototypes have been well received, they are just prototypes. Production to meet the numbers anticipated will require a large injection of capital. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

     The accuracy achieved by the prototype is believed to be comparable to, or better than, the accuracy of competing devices.

     Muslim religious leaders have confirmed that the accuracy achieved by the current version of the Qiblah Locator provides a sufficiently fair representation of the direction of Mecca for users needing to face in that direction during prayer times.

     When compared to the devices of Casio and Lockheed Martin, the Qiblah Locator is, in the opinion of management, easier to use and, geographically speaking, more versatile. The Qiblah Locator can be used from anywhere on earth simply by touching a map with a stylus. The competing products require programming. If the user of a competing product is not in a major city for which settings are pre-programmed into the unit, he is required to provide information that may not be readily available to him, such as a location's latitude and longitude. A negative factor could be the higher price of the Company's locator, but this should be overcome by the locators accuracy and esthetic appeal.

     The appearance of the Qiblah Locator, when packaged in an optional casing that is lined with imitation silk, is attractive as a gift item. The world map and built-in clock, which are included in the units as central to the Mecca finding and prayer timer functions, indirectly increase the overall usefulness of the unit. For example, a person may keep the unit in his office and only use the Mecca finding function when he travels.

     Rolf Papsdorf, the Chairman of the Company, conceived the idea of the Qiblah Locator in the middle of 1995 and first did a patent search for similar products. After not finding a match, Mr. Papsdorf commenced product development. By the first half of 1996, Kinetic Technologies Inc.("Kinetic") of Canada was retained to write the computer program, based on a mathematical model, that would read the map and relate it to an LCD display by dividing the 360 degrees of the globe into 32 sections. Four programmers worked on this task for five months.

     Mr. Papsdorf retained the German office of Seiko Corp. in March 1997 to design the LCD, while at the same time Kinetic was designing the printed circuit board. Once the printed circuit board and LCD were finished, it was possible to design the mold. Based on the mold, packaging could now be created. The first mold was a shell-only acrylic model. Component suppliers were located and the first working prototype was completed. The Company showed this prototype to Muslim religious leaders and to trade show attendees in order to solicit feedback on appearance and ease of use. Historical development costs were incurred by the inventor, Rolf Papsdorf, and Qiblah Technologies Limited (South Africa) through October 1998 were $497,296, consisting of hard costs (e.g. travel expenses, program development, prototypes, travel expenses) and soft costs (e.g. unpaid time of Mr. Papsdorf). The total development time for this instrument was nearly 2 years. The development of the Qiblah Locator began in July 1997. The first workable prototypes were produced in Nov/Dec 1997 with the marketable production unit prototype completed in November 1998.

Historical Costs (in U.S. Dollars):
----------------------------------------------------------------------------
Compass design to fit mould requirements                           $   9,500

Electronic developments, program writing                              42,000

LCD Designs and prototypes                                            17,000

Housing design for instrument and model                               16,000

Subsequent first trial moulds for injection                           23,000

Changes and modifications to moulds                                    7,000

Design and development of membrane switch                              6,500

Development of program to interact with time of sunrise,
worldwide in relation to our maps, ongoing for upgraded
Qiblah Locator                                                        22,000

(This program will be available in May 99 with inclusion
in new model by end of 99) Map reproduction in required
format, plotting and digital printing design for printing
machines suitable to print on flexible material with high
resolution in 6 colors                                                 6,000

Advertising material in various languages and simple
user manual                                                           18,000

Patent costs, ongoing                                                 20,000

Trips by the inventor to Germany, South Africa and Canada
during the development period approximately 12 times                  80,000

Approximate travel expenses to various suppliers, worldwide
in order to get best quality and prices, ensuring to deal
with reputable companies which will be suppliers for many years       40,000

Consult time for Rolf Papsdorf as per Evans & Evans
Report                                                               159,904

Consult time for Dieter Schindelhauer as per Evans
& Evans Report                                                        15,780

Evans & Evans Due Diligence Report                                    14,612
----------------------------------------------------------------------------
TOTAL                                                               $497,296
----------------------------------------------------------------------------

a.  Market Highlights.

     Muslims are followers of Islam, a religion with approximately 1.5 billion believers worldwide. The Arabic word "Islam" is derived from the Arabic root "Salema", meaning peace, purity, submission and obedience. Islam, literally defined, is "the submission or surrender of one's will to the only true God worthy of worship, Allah". Followers trace Islam back to the age of Adam; its message has been conveyed to man by God's prophets and messengers including Abraham, Moses and Jesus. Muslims believe that Islam's message has been restored and enforced in the last stage of the religious evolution by God's last prophet and messenger, Muhammad.

     The guidelines of Islam stipulate four major exercises of faith for Muslims. Some of the exercises must be performed daily, while others are required weekly, monthly, annually or a minimum of once in a lifetime. The four major exercises are prayer, fasting, charity and pilgrimage. Offering of prayer is obligatory upon all Muslims, male or female. Obligatory prayers are five daily prayers, Friday's noon congregation prayer and the funeral prayer. Requirements of prayer include the performing of ablution, purity of the whole body, clothes and ground used for prayer, dressing properly and facing the "Qiblah", which is literally defined as the direction of, or way to, the holy city of Mecca. Muslims are not able practically to attend the mosque for all prayer sessions and they may be away from their home or office at prayer times; therefore, they often may not know in which direction they must face. The Qiblah Locator is intended to alert Muslims when it is prayer time and assist them in identifying the way to Mecca from wherever they may be.

     It is stated in the Holy Koran that, if at all possible, each believer should, at least once in his/her lifetime travel on pilgrimage to Mecca, the birthplace of Mohammed. The average number of pilgrimages per year to Mecca is approximately 2.5 - 3.0 million people. Mecca is also a large tourist destination and many visitors purchase gifts of religious significance. It is the Company's opinion that the Qiblah Locator will be purchased by many of these visitors. Muslim businessmen who travel are also a target market for the Locator.

     Islam is the fastest growing religion in the world today, in large part due to population growth, which averages 2.6% per year in Muslim countries. Growth through conversion from other religions is also a factor, particularly in Africa. Islam rivals Christianity as the world's most widely held faith and is the majority religion in about 50 countries. However, just 2% of the world's Muslims live in the West. But in the United Kingdom, Islam is the fastest growing religion among the Afro-Caribbean community. There are perhaps 10,000 British converts to Islam, predominantly white, middle-class women. Islam is growing in organizational strength, not just numbers, in Britain and has undergone massive restructuring in the last five years. Mosques and other institutions are proliferating and Muslims are exerting their influence in such fields as education and politics. There are also many Muslims in the U.S. For example, Dearborn Heights, a suburb of Detroit, has America's largest Muslim population. Los Angeles also has a vigorous, growing Muslim population. Muslim in dominant Muslim countries get reminded of their prayer times through the public address systems in the towers of the Mosques. These are their traditional devices. However, if there is no mosque in audible range the Muslim believer requires his own independent reminder. The Qiblah Locator is just one of these alternative reminders and locators.

     Attempts to serve the market for Mecca finding devices and prayer timers by large multinational companies such as Seiko and Lockheed Martin indirectly confirms that the size of this market opportunity is significant. The market potential for the Qiblah Locator is unlikely to decrease in the future. Daily prayers will always be a responsibility of Muslims.

     It is the experience of the African Muslin Agency, which sells a variety of religious books, pictures, posters, prayer aids etc., that Muslims spend is disproportionate amount of their disposable income on religious items, especially at holy times of the year and at special events such as the Mecca pilgrimage. This is true even of low-income earners in low-wealth countries.

     The Company's contacts with the African Muslim Agency was not confined to one meeting. In fact it was this agency which was very helpful in the final development stages of the Qiblah Locator. They are situated in Fordsburg, a suburb of Johannesburg and operate a radio station for the Muslim section in Africa, training scholastic schools for religion, commerce and general education. They also create their own Internet web pages and stay in close contact with the worldwide Muslim organizations. The agency is also involved with advising, administering and connecting business partners, investments and other financial transaction on behalf of investors who wish to invest in Africa.



b.  Manufacturing Highlights.

     Manufacturing of the Qiblah Locator will be undertaken in Pretoria, South Africa by Casey Holdings Ltd. to take advantage of lower labor costs and the relative proximity to export markets of the Middle East. Casey Holdings Ltd., a Muslim owned, publicly traded computer company, is advancing sufficient production capital to finance production requirements for the initial sales orders. Casey Holdings Ltd. will provide ordering, stock control, assembly, packaging and shipping services for the Qiblah Locator. The Company and Casey Holdings Ltd. are currently in negotiations to conclude a manufacturing agreement.

     Casey Holdings Ltd. currently manufactures 1,200 computers per month, has 120 employees and generates annual revenue of approximately $10.5 million. The names of the South African companies which will be the principal suppliers of the parts for the Qiblah Locator are as follows:

     Printed circuit boards - Bosco Printed Circuits Pty. Ltd.
     Packaging - Q Box and Cartoit Manufacturers
     Plastic housing - Gottfert Plastics Pty. Ltd.
     Electronic components - Factum Electronics Pty. Ltd.

     All South African suppliers have confirmed that the projected volume of Qiblah Locator units would make the Company one of their major customers. Accordingly, all have expressed a willingness to show maximum flexibility on price and scheduling.


The Company will sell the standard, assembled, global versions of the Qiblah Locator for the equivalent of $25.00 per unit F.O.B. Johannesburg. This represents a profit margin, excluding North American overhead costs, of approximately 50%. Due to the weak Rand, which lost about 20 % of its value in the last year, the price should still be below the $16 US level The Company will monitor sales, marketing efforts and performance and will develop incentive schemes, not yet defined, to entice maximum sales.

     As the Company views its competitors in the market, the only real challenge is Casio. They offer their unit at US $80 - in Germany and Saudi-Arabia. Their unit is, in the opinion of management of the Company, is difficult to operate, needs a certain amount of technical understanding, and only works in preprogrammed geographic locations. That unit has only have 16 segments in a 360 radius against the Qiblah Locator's 32. Based on the above, management does not expect erosion of the price structure of the Qiblah Locator.

c.  Marketing Plan Highlights.

     The Company's marketing strategy recognizes the unique, religious nature of the Qiblah Locator. The Company is seeking endorsements from Muslim prayer leaders and is emphasizing the fact that the Qiblah Locator is assembled, marketed and distributed by Muslims.

     The Company has decided to manufacture a local version of the Qiblah Locator. This item will have several benefits:

(1) It provides distributors from one country with territorial protection versus the Company's distributors from another country. For example, a consumer in Oman would have no interest in purchasing a local Saudi version of the Qiblah Locator.

(2) It allows the distributor to structure his own price for his market. As there are vast different income levels in certain Muslim or other countries, the local distributor needs the necessary leeway to place their product into the market. At the same time our sales potential increases because some users may
buy a local and a global unit and the users who   do not travel far, have the
opportunity to purchase an accurate, high definition local unit.

(3)     Not all Muslims travel extensively and have a need for a Global Locator.

It makes possible multiple purchases by the same customer. Conceivably, an individual may desire a global version of the Qiblah Locator for when he travels and a local, more precise version of the Qiblah Locator for when he is in his
home country.   A local version of the Qiblah Locator works on the same
principle as the Global Unit. However, it offers a much higher geographical resolution. Whereas a country on the global unit may only be 2-4 mm in size, on a local unit the same country would show as 40-80 mm in size and display prominent features such as towns, roads, rivers and mountains. This enables the user to locate his/her position more accurately. On a global locator the magnetic deviation in a small country may only be 5 degrees and on a local locator the accuracy achieved could be as accurate as 0.5 degrees.

The local Qiblah Locator is in the developmental stage. A main computer program with magnetic variations has been developed. The transference to a microprocessor chip remains to be done. The need for this locator was determined during the Company's attendance at Muslim trade shows held in Nov/Dec 1997. The item was requested by potential distributors at the trade shows.

     The Qiblah Locator will be marketed through distributors.  Direct sales by
management generally will not be undertaken.    All products will be sold
against a letter of credit or other acceptable guarantees. The distributor has to place a minimum order as agreed to from time to time; sales will not be made on consignment.

     The first step of the marketing plan is for the Company to be represented at Muslim business trade shows in the Middle East and the rest of the world. Yussuf Saley, International Marketing Director for the Company, and/or Reinhardt Huebsch, Liaison Director for the Company, will be the representatives initially, although in future years it is expected that the local distributor will be present at these events. Qiblah International Industries Ltd. was represented at three shows since 1997: (1) International Life Style Fair, Jeddah, Saudi Arabia (November 2-7, 1997), attended by Yussuf Saley (International Marketing Director); 5th Musiad International Trade Fair and 3rd Business forum, Istanbul, Turkey (November 18-23, 1997), attended by Mr. Saley and Reinhardt Huebsch, Liaison Director; and Third Afro-Arab Trade Fair, Sharjah, United Arab Emirates (December 6-12, 1997), attended by Mr. Saley and Mr. Huebsch.

     Attendance at the trade shows generated approximately seventy-five prospects to be distributors for the Company's products. Within two weeks of
returning from a trade show, a representative of the Company   sent a follow-up
letter to each serious prospect, inviting them to apply for their local distributorship. The serious prospects that reply to this follow-up letter then receive a second letter in which management outlines its terms and criteria for distributors. Management intends to appoint one exclusive distributor per country. Applicants will be selected based primarily on their distribution network, as well as on other factors such as their reputations.

     The Company at this stage has received requests for distributorships from three companies; one in Turkey - n-Ce Group of companies in Istanbul, which intends to place orders of 1000 pieces per month for the first year. This firm is, in turn, working out arrangements with Medineks Ltd. Istanbul, which wants 100,000 units. The second company is Makkah Al- Mukarrama in Mecca, Saudi-Arabia. This firm has ordered an initial 5,000 units, and have ten shop outlets inclusive of one in the Hilton Hotel in Mecca. The third company is Imes GMBH, in Munich-Germany; has 680 agents working across Germany and is a Turkish company operating also in Belgium and France, and is well connected to all the Muslim agencies in these countries. This last firm anticipates placing 50,000 units into the market on short notice. These companies will be required to supply a letter of credit against these purchases. In order for the Company and its suppliers to meet distributor demands, these necessary letters of credit for the required funding will have to be in place prior to firm order commitments.

     Management will offer its agents the right to purchase a license to a country, with the fee being based on a target market share of the national population. For example, the license fee for a country of 2.5 million would be $30,000. Alternatively, an agent could forego the up front license fee and instead add 10% to the quoted cost of the unit for the first year and 5% thereafter. The end-user prices are expected to range from $50.00 to $100.00, depending on the margin charged by the distributor, the distance of the market from South Africa, the packaging style, whether it is a global or local version and whether a prayer time function is included. By comparison, prices of between $80.00 and $150.00 are charged for the Casio model and prices in the range of $85.00 are charged for the Lockheed model. With the end user paying between $50.00 and $100.00 for the Qiblah Locator there is a possibility of the competition selling their unit for less. The Qiblah Locator will be purchased by the distributors for $25.00 which, the Company believes, allows a large enough margin of profit to compete in the marketplace. The Company anticipates no erosion of pricing structure.

     Distribution of the Qiblah Locator must take into account that it is a religious item and thus cannot be marketed as a mass-market item. Tasteful advertising in religious journals will be considered, but mainstream advertising is not appropriate, especially in non-Muslim countries. Feedback and/or recommendations of influential local Imans, who are the prayer leaders at mosques, has been solicited. Shops that sell religious items like the Koran will be a major retail vehicle for the Qiblah Locators. Gift shops in hotels and airports in Muslim cities also are targeted. Sales are not expected to be seasonal, although extra marketing efforts will be undertaken during special events such as the attendance of Muslim pilgrims at Mecca during the holy month of Ramadan.

     The involvement of Mr. Saley, an active Muslim, and the alliance with Muslim managed Casey Holdings Ltd., are major strengths of the Company that represent votes of confidence in the Qiblah Locator. Many companies have tried and failed at marketing devices similar to the Qiblah Locator. A major cause of failure in all cases was the inability, or unwillingness, to enlist the support of the Muslim community or to show adequate cultural sensitivity. The main reason for business failure amongst other companies are as follows:

(1) Selling a religiously sensitive item to a Muslim with the label "produced in the USA".

(2) Not obtaining approval from Muslim religious leaders.

(3) Not marketing only with and through the Muslim community.

(4) Not being aware of different cultural requirements.

The Company intends to surround itself with Muslims of good standing, studying their culture and involving them with the development of the product.

     It is also important to incorporate the religious leaders and get their endorsement of the product in each distribution territory as part of the planned activities and let them benefit as well. It is the Company's belief that the right marketing, sensitivity to different cultures, flexibility and creativity plus lean management, tight cost control and aggressive marketing through the right channels gives the Company a decisive edge over the competition.

ITEM 2.  PLAN OF OPERATION.

     The Company is in its initial stages of development with no revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities, prospect development, and acquisition of interests, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans.

     The funds available to the Company from the first two private offerings (see Part II, Item 4 (Recent Sales of Unregistered Securities)) will not be adequate for it to be competitive in the areas in which it intends to operate. The proceeds from these offerings will not be sufficient for the Company to proceed with the development of the electric car. In addition, they will not be sufficient to proceed with even a feasibility study on the electric car.
The company will need to raise additional funds in order to implement its business plan. The Qiblah Locator will require approximately $175,000 working capital. The Electric Car project will require an initial $25,000 for the feasibility study. The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing, or asset sales. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

     The Company may experience substantial competition in its efforts to locate and attract clients. Many competitors in the areas in which it intends to operate have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability.

1.  Electric Automobile.

     The following description of this project over the next 12 months and beyond is provided to demonstrate the potential of this project based on a number of key elements, including:

(a) How the specifications, performance, and design traits of the MI-6 stand up to other known entries in this emerging market;


(b) The MI-6 design, with approximately 10% of the parts inventory required for a standard internal combustion engine car, lends itself to efficient assembly and maintenance;

(c) After a preliminary corporate analysis of the project's feasibility, $25,000 will be allocated to a feasibility study to determine what the Company will require to place the MI-6 prototype electric car into production. The source of funds for this feasibility will be from future private placements. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.


(d) Upon receiving a favorable feasibility study, the Company will embark on a two-phased marketing program aimed at generating market exposure and entrepreneurial interest in a decentralized distribution system. Production, if any, will be focused on overseas markets. Manufacturing would be in South Africa where production labor is less expensive. World-wide sales would be the goal of the Company. In this process, the Company will be using its best efforts in the development and production of an electric vehicle suitable for the commuter market. If an unfavorable feasibility study is received by the Company, it will cease activity in this aspect of the business plan.

2.  Qiblah Locator.

(a)  Short-Term Development Plan (ending December 31, 1999).

     Confirm a distribution network for the Qiblah Locator, with special emphasis on the Middle East and South Africa.

     Complete product enhancements such as the inclusion of a prayer time function (which activates signals for the five daily prayer times; when the user touches the map with the stylus, the Qiblah Locator will adjust for local sunrise and sunset times, adjust for the day of the month and calculate the five prayer periods for the particular position) and development of local versions of the Qiblah Locator for individual countries.

(b)      Medium-Term and Long-Term Development Plan (Beyond 1999).

     Expand the distribution network for the Qiblah Locator, with increased emphasis on Southeast Asia and the non-Arab world.

     Consider additional product enhancements such as utilizing Global Positioning Technology and applying the patent to other location-finding applications.

3.  Patents.

     There is nothing patentable with regard to the electric car project. The Qiblah Locator is patented per patent application #972622 in the Republic of South Africa. The patent was registered in the Republic of South Africa on March 26, 1997 and has duration of 20 years from that date.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The only property owned by the Company is that acquired under the purchase agreement with Qiblah International Industries Ltd., as follows:

     (a) The exclusive rights to the use of all patents, patents pending under application No. 972622 registered in South Africa March 26, 1997, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of the Qiblah finders products of the Vendor (subject to the worldwide manufacturing and certain marketing rights of Qiblah Technologies Ltd. as set out in an agreement dated October 30, 1997.

     (b) 10,000,000 common shares in Qiblah Technologies Ltd. a duly registered non-reporting, non-listed South African public corporation.

     (c) Tools, Dies and related manufacturing items for integrated L.C.D.'s display units.

     (d)  Injection molding tools.

     (e)  1 set technical drawings.

     (f) Inventory comprised of: 5,000 compasses; 4,000 L.C.D.'s; and 2,000 Casings

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The owners of 5% or more of the Shares, as well as the officers and directors who own Shares, are set forth in the following chart:

Title of Class    Name of Beneficial         Amount and Nature of   Percent of
                       Owner(1)               Beneficial Owner (2)    Class
------------------------------------------------------------------------------
Common Stock      Rolf Papsdorf                  2,000,000           19.94%
------------------------------------------------------------------------------
Common  Stock     Qiblah International           5,000,000           49.85%
                  Industries Ltd.
------------------------------------------------------------------------------


(1) Mr. Papsdorf owns a majority of the stock of Qiblah International Industries Ltd. The business address for Mr. Papsdorf and Qiblah International Industries Ltd. is 1177 West Hastings Street, Suite 2400, Vancouver, British Columbia, Canada. Other than these Shares owned beneficially by Mr. Papsdorf, none of the other officers or directors of the Company own any of the Shares.

(2) Mr. Papsdorf does not have the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below. All these persons have held their positions since January 15, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

a.  Rolf K. Papsdorf, Director (Chairman)/President.

     Mr. Papsdorf, age 54, is the inventor of the Qiblah Locator and the founder of the Company. Mr. Papsdorf is an inventor and engineer who has developed a number of patented technologies over the past 25 years. Prior to beginning development on the Qiblah Locator in 1995, he founded Sims Technology in Germany in 1993 to produce products out of polymer concrete. Between 1985 and 1993, he developed and commercialized a system for making roof tiles out of mineral waste in an interlocking system, first through Eurotile Manufacturing (B.C.), Ltd. of Vancouver, British Columbia and then through a company in Germany which he had acquired from the privatization authorities of the federal government.

     In 1980, Mr. Papsdorf had started development on a keyless (fingerprint-controlled) access control and security device for motor vehicles and general lock systems, which he sold to Papsi Systems S.A. in 1983. From 1973 to 1980, he developed a gas turbine system that had applications in stationary gas turbine-driven power plants. He sold the patent for this technology to Gasturbines S.A. in 1980. Mr. Papsdorf earned his degree in Mechanical Engineering from the University of South Africa in 1974.


b.     Dieter K. Schindelhauer, Director/Secretary/Treasurer/Controller.

     Mr. Schindelhauer, age 63, is based in Vancouver, British, Columbia, Canada. He is presently the President of Orlon Resources Ltd. of Vancouver, a private project development company that holds patents on gravity separation recovery systems. Since 1983 he has been the President of Chalice Mining Inc. of Vancouver, a junior gold exploration company. Other former positions held since 1986 were President of Gulderand Mining, Director of Seastar Resources Ltd. and President of Pala Gem and Mineral Mining. Between 1976 and 1983 he was the Quality Assurance Manager for Hawker Siddeley Canada Inc., Canadian Car (Pacific) Division in Surrey, British Columbia, a supplier of sawmill machinery and lumber processing equipment. From 1973 to 1976 Mr. Schindelhauer was the Plant Manager and then the General Plant Manager of Moore Dry Kiln Company of Canada Limited of Richmond, British Columbia, which designed and manufactured machinery and process equipment for the primary and secondary lumber industry.

     Positions held at Noranda Metal Industries Limited on Annacis Island, New Westminster, British Columbia between 1959 and 1973 included Superintendent of Technical Services. From 1953 to 1957, Mr. Schindelhauer studied and trained towards a diploma in Electrical Mechanical technology. He completed in 1976 a four-year business course at the University of British Columbia that was sponsored by the Canadian Institute of Management. Mr. Schindelhauer holds a professional membership in the Canadian Institute of Management, of which he was the Education Chairman for the Education Chapter from 1977 to 1983 and the Program Director from 1983 to 1985.

c.     Kenneth B. Liebscher, Director.

     Mr. Liebscher, age 56, is an international businessman with an extensive background in sales and marketing. In 22 years with Dentsply International, the world's largest dental products manufacturer, he climbed the ranks to become Manager of their West Coast Division, headquartered in San Francisco. In February 1990, Mr. Liebscher was recruited by a major Europe-based competitor, Ivoclar Liechtenstein to lead their entry into the North American market, and within two years became Executive Vice-President of Sales and Marketing and helped to expand this company's worldwide sales to $300,000,000 before retiring.

     In May 1992, Mr. Liebscher left his previous position to became a director of a reporting company called E.T.C. Industries Ltd. Subsequently, he became president of its wholly owned subsidiary The Electric Car Company and beginning in 1994 led a team that developed the MI-6 prototype electric car from the ground up. Mr. Liebscher also serves as a director of the following reporting companies: (a) Belmont Resources Inc.; (b) Vanadium International Inc.; and Montoro Resources Inc. Mr. Liebscher has attended the University of British Columbia.

d.     Yussuf Saley, International Marketing Director.

     Mr. Saley, age 48, will be responsible for developing the overseas distribution network of the Company and for promoting the Qiblah Locator at international trade shows. Mr. Saley joined a film distribution company within the Jacquesson Enterprises Group of South Africa in 1972, where he was responsible for purchasing films from England, France and India and distributing them in South Africa and throughout Africa. The film distribution company then established a chain of cinemas in South Africa and Mauritius for the distribution of imported films. In 1984, he gained control of Jaquesson Enterprises, which included an electronics wholesaler and retailer, a consumer and fashion magazine publisher, and a financial services company.

     In 1987, he was appointed the Chairman and Chief Executive of Stem Diamond Co., whose business includes jewelry retailing, packaging manufacturing, insurance and mail order. From 1992 until joining Qiblah International Industries, Ltd. in July 1997, Mr. Saley was semi-retired, managing personal property and business investments. Mr. Saley is presently an executive member of the Islamic Business Chamber of South Africa and the Hajj and Ummrah Council and he is a member of numerous Islamic organizations including the Islamic Research Center, the Muslim Youth Movement (NFYNI) Radio Station, the Muslim Business Association, Crescent International, the Muslim Institute of UK, the Islamic Foundation and the Africa Muslim Agency. Mr. Saley has studied at the London School of Economics.

e.     Reinhardt Huebsch, Liaison Director.

     Mr. Huebsch, age 41, joined Qiblah International Industries Ltd. in 1998. He also is currently employed as the National Key Account Manager for Danone Clover. From January to June 1998, Mr. Huebsch served as the Senior Accounts Manager for Amato Foods. For the period of January 1997 to June 1998, he was a principal in the firm Pick 'n Play Family Store. Prior to that he served as the National Trade Marketing Manager of the Johannesburg office of Nabisco/Royal Beechnut since 1994. Between 1989 and 1994 Mr. Huebsch was the National Trade Marketing Manager of the Johannesburg office of Cadbury Schweppes and from 1986 to 1988 he was the National Key Accounts Manager of Ceres Fruit Juices. Mr. Huebsch held various positions with Nestle-Rowntree between 1977 and 1986, including Merchandiser, Supermarket Salesman, Retail Salesman, Wholesale Specialist, Key Accounts Manager and National Accounts Manager. Mr. Huebsch received his business management diploma in 1976.

ITEM 6.  EXECUTIVE COMPENSATION.

     (a) No officer or director of the Company is receiving any remuneration at this time.

     (b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

     (c) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.
As indicated under Description of Business, the Company on January 9, 1999 entered into a license agreement with ETC Industries, Ltd. of Vancouver, British Columbia, Canada. Ken Liebscher, one of the Directors of the Company, is a director of ETC Industries Ltd.; also, Mr. Liebscher owns stock in that firm. Under the terms of this agreement, E.T.C. Industries Ltd. will be paid the sum of $50,000, plus a royalty of 2% of the Gross Sales Price (as defined in this agreement) on every product sold by the Company.

     As indicated under Description of Business, the Company on January 12, 1999 entered into a purchase agreement with Qiblah International Industries Ltd. to purchase all the assets of this firm. Rolf Papsdorf, a Director and President of the Company, is a majority owner of Qiblah International, Industries Ltd. Under the terms of the purchase agreement, Qiblah International Industries Ltd. was paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

     The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of Shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibit 3.1, Exhibit 3.2, and Exhibit 3.3, respectively, to this Form 10-SB/A. As of the date of this Form 10-SB/A, the Company had 10,031,000 shares of common stock outstanding.
Non-Cumulative Voting.

     The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.
Dividends.

     The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.
A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

     The Company's authorized but unissued capital stock consists of 39,969,000 Shares of common stock and 10,000,000 shares of preferred stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

     The Company has engaged the services of Pacific Stock Transfer Company, 3690 South Eastern, Suite 218, Las Vegas, Nevada 89109, to act as transfer agent and registrar.

Year 2000 Issues.

     Neither of the Company's main two products, the Electric Car and the Qiblah Locator is Y2K sensitive. There are no electronic timing devices in the products. The Company's office support system includes network hardware and operating systems, desktop and laptop computers and servers. As the majority of the Company's hardware has been replaced or upgraded over the past two years, critical systems compliance is not expected to be a major issue and associated future costs to be minimal.

     The primary Y2K risk to the Company's operations is service disruption from third party providers that supply parts to the assembly process of the products. Any disruption to these services would hinder the Company's ability to operate. Therefore, efforts are currently under way to obtain Y2K compliance certification from the Company's major parts providers. Concern about potential problems has been raised, but commitment to compliance is beyond the Company's control.

     The Company has not yet approved a formal contingency plan for Y2K issues, however, a formal contingency plan is expected to be completed and approved during 1999.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Shares have not previously been traded on any securities exchange. At the present time, there are no assets available for the payment of dividends on the Shares.

ITEM 2.  LEGAL PROCEEDINGS.

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     During the Company's first fiscal year and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is Amisano Hanson, Chartered Accountants. This firm was engaged on or about January 15, 1999.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On January 1, 1999, the Company commenced an offering of 5,000,000 shares of its $.001 par value common stock at an offering price of $0.001 per Share pursuant to the terms of a confidential private offering memorandum dated January 1, 1999 for the purpose of providing start-up capital for the Company. The minimum investment required was $250.00. No discounts or commissions were paid in connection with this offering. All 5,000,000 shares were subscribed, resulting in proceeds to the Company, before costs of the offering, of $5,000.

     On January 12, 1999 the Company purchased certain assets of Qiblah International Industries Ltd. of Vancouver, British Columbia, Canada. Under the terms of the Purchase Agreement, Qiblah International Industries Ltd. has been paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share. This issuance price was based upon the historical costs of the prototype of the Qiblah Locator. See "Description of Business - Qiblah Locator."

     On January 15, 1999, the Company commenced an offering of 550,000 shares of its $.001 par value common stock at an offering price of $0.50 per Share pursuant to the terms of a confidential private offering memorandum dated January 15, 1999 for the purpose of providing additional working and development capital for the Company. The minimum investment required was $500.00. No discounts or commissions were paid in connection with this offering. On March 11, 1999, this offering was closed, resulting in the sale of 31,000 Shares and proceeds to the Company, before costs of the offering, of $15,500.

     Both of these offerings were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission. These offerings met the requirements of Rule 504 in that: (a) the total of funds raised in the two offerings does not exceed $1,000,000; and (b) the offer and sale of the Shares was not accomplished by means of any general advertising or general solicitation.

     The class of persons that these offering were made were "sophisticated investors." As a result, offers were made only to persons that the Company believed, and had reasonable grounds to believe, either (a) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the proposed investment, or (b) can bear the economic risks of the proposed investment (that is, at the time of investment, could afford a complete loss). Additionally, sales were made only to persons whom the Company believed, and had reasonable ground to believe immediately prior to such sale and upon making reasonable inquiry, (a) are capable of bearing the economic risk of the investment, and (b) either personally possess the requisite knowledge and experience, or, together with their offeree representative, have such knowledge and experience.

     These sale of unregistered securities were made to the following firms and individuals (all residents outside the United States):

Vista Developments Ltd.
Kim Sileski
Irina Herrmann
The Excalibur Group A.G.
Angela Kirkby
Donna Terrill
Rolf Papsdorf
Kelly Brown
Gisela Nagel
Fraser Rieche
Reinhardt Huebsch
Rolf Harms
Constance E. Riepe
Qiblah Int'l Industries Ltd.
Orlon Resources Inc.
Susan Walker
C. David Crawford
Irmgard E. Low
John Pickard
Vojtech Agyagos
Roger Agyagos
Karen Schindelhauer
Elke Lund
Thomas O'Connor
Herbert Wasserman
Josef Ebert
Michael Dietrich
Sonja Schweiger
Alexander Agyagos
Juraj Agyagos
Franktisek Agyagos
Julia Cakoci
Carolyn Tansi Wingate
Gabriela Varsanyi
Joseph Jaquesson
Barbara Jaquesson
Michel Jaquesson
Dominique Jaquesson
Fransior Besweathriek
Paul Besweathriek

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

     The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

     The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness
in all dealings affecting the Company.   In the event that a shareholder
believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

     An audited Report and Financial Statement, as of December 31, 1998 (the end of the first fiscal year of the Company), is set forth in Exhibit 99.1 to this Form 10-SB/A. In accordance with Item 310-3(c)(3) of Regulation SB, an audited Report and Financial Statement for Qiblah Technologies Ltd. for the first two fiscal years of that company (1998 and 1999) are contained in Exhibit 99.2 to the Form 10-SB/A. A Financial Data Schedule on the Company is set forth in
Exhibit 99.3 to this Form !0-SB/A.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

     The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DIRECTION TECHNOLOGIES, INC.



Date: May 18, 1999.                           By: /s/_Dieter K. Schindelhauer
                                                      -----------------------
                                              Dieter K. Schindelhauer,
                                              Secretary/Treasurer

                          Special Power of Attorney

     The undersigned constitute and appoint Dieter K. Schindelhauer their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB/A Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney0in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                    Title                                    Date

/s/ Rolf K Papsdorf          President, Director                    May 18, 1999
-------------------
Rolf K Papsdorf

/s/ Dieter K Schindelhauer   Secretary, Treasurer (Principal        May 18, 1999
--------------------------   Financial and Accounting Officer),
                             Director
Dieter K Schindelhauer

/s/ Kenneth  B. Liebscher    Director                               May 18, 1999
-------------------------
Kenneth B Liebscher

                                      EXHIBIT INDEX

Exhibit Number                       Description                Method of Filing

3.1           Articles of incorporation                         See Below

3.2           Certificate of Amendment of Articles Of
              Incorporation                                     See Below

3.3           Bylaws                                            See Below

10.1          License agreement                                 See Below

10.2          Promissory note                                   See Below

10.3          Purchase agreement                                See Below

10.4          Amendment to Purchase Agreement                   See Below

24            Special Power Of Attorney                         See Signature
                                                                Page

27            Five Year Historical Exchange Rates: U.S.
              Dollar to Rand                                    See Below

99.1          Direction Technologies, Inc. - Report and
              Financial Statements (Dated December 31, 1998)    See Below

99.2          Qiblah Technologies Ltd. - Report and
              Financial Statements                              See Below
              (Dated February 28, 1998 and February 28, 1999)

99.3          Interim Financials Direction Technologies Inc.
              January 1, 1999 - March 31, 1999                  See Below

99.4          Interim Financials Direction Technologies Inc.
              April 1, 1999 - June 30, 1999                     See Below

ARTICLES OF INCORPORATION
OF
FUJI INTERNATIONAL INC.


Know all men by these present that the undersigned have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the provisions of Nevada Revised Statutes 78.010 to Nevada Revised Statues 78.090 inclusive as amended and state and certify that the articles of incorporation are as follows:


First:       Name

The name of the corporation is Fuji International Inc.
(Corporation).


Second:      Registered Office and Agent

The address of the registered office of the Corporation in the State Of Nevada is 1600 E. Desert Inn Rd. #102, in the city of Las Vegas, County of Nevada. The name and address of the corporations registered agent in the State of Nevada is Shawn F. Hackman, Esq., at said address, until such time as another agent is duly authorized and appointed by the Corporation.


Third:       Purpose and Business

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Nevada Revised Statutes of the State of Nevada, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this corporation is organized;

(b) The Corporation shall have power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law;

(c) The Corporation shall have power to sue and be sued in any court of law or equity;

(d) The Corporation shall have power to make contracts;

(e) The Corporation shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country;

(f) The Corporation shall have power to appoint such officers and agents as the affairs of the Corporation shall requite and allow them suitable compensation;

(g) The Corporation shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders;

(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved;

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document;

(j)  The Corporation shall have the power to
borrow money and contract debts when
necessary for the transaction of its
business, or for the exercise of its
corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object;

(k)  The Corporation shall have the power to
guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Nevada, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any;

(l)  The Corporation shall have the power to
purchase, hold, sell and transfer shares of its own capital stock and use therefor its capital, capital surplus, surplus or other property or fund;

(m)  The Corporation shall have to conduct
business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Nevada and in any of the several states, territories, possessions and dependencies of the United
States, the District of Columbia and in any foreign country;

(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its articles of incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the articles of incorporation of the Corporation, or any amendment thereof;

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes;

(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Fourth:      Capital Stock

1. Classes and Number of Shares. The total number of shares of all classes of stock, which the corporation shall have authority to issue is Sixty Million (60,000,000), consisting of Fifty
Million (50,000,000) shares of Common Stock, par value of $0.001 per share (The Common Stock) and Ten Million
(10,000,000) shares of Preferred Stock, which have a par value of $0.001 per share (the Preferred Stock).

2.  Powers and Rights of Common Stock

(a) Preemptive Right. No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional un-issued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation;

(b) Voting Rights and Powers. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name;

(c)  Dividends and Distributions

(i) Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of funds of the Corporation legally available therefor;

(ii)  Other Dividends and Distributions. The
Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;

(iii) Other Rights. Except as otherwise required by the Nevada Revised Statutes and as mayotherwise be provided in these Articles of Incorporation, each share of the Common
Stock shall have identical powers, preferences and rights, including rights in liquidation;

3. Preferred Stock The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board of Directors in its sole discretion, authority to do so being hereby expressly vested in such board.

4. Issuance of the Common Stock and the Preferred Stock. The Board of Directors of the Corporation may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in these Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board of Directors in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board of Directors, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively Securities.) The Securities must be issued for such consideration, including cash, property, or services, as the Board or Directors may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value if the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock divided or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

5. Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

Fifth:       Adoption of Bylaws.

         In the furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (Bylaws).

Sixth:       Shareholder Amendment of Bylaws.

         Notwithstanding Article Fifth hereof, the Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Seventh:     Board of Directors

         The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a bylaw or amendment thereto, providing that the number of Directors shall not be reduced to less that two (2). The directors holding office at the time of the filing of these Articles of Incorporation shall continue as directors until the next annual meeting and/or until their successors are duly chosen.

Eighth:      Term of Board of Directors.

         Except as otherwise required by applicable law, each Director shall serve for a term ending on the date of the third
Annual Meeting of Stockholders of the Corporation (Annual
Meeting) following the Annual Meeting at which such Director was elected. All Directors, shall have equal standing.

         Not withstanding the foregoing provisions of this Article Eighth each Director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of Directors shall shorten the term of any incumbent Director; and additional Directors, elected pursuant to Section 4 or Article Fourth hereof in connection with rights to elect such additional Directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board or Directors establishing such class or series

Ninth:       Vacancies on Board of Directors

         Except as may otherwise be provided pursuant to Section 4 of Article Fourth hereof in connection with rights to elect additional Directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of Directors, or any vacancies on the Board of Directors resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board of Directors. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of Directors in which the new directorship was created or the vacancy occurred and until such Directors successor shall have been elected and qualified or until such Directors death, resignation or removal, whichever first occurs.

Tenth:       Removal of Directors

         Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional Directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any Director may be removed from office only for cause and only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such Director, provided, however, that where such removal is approved by a majority of the Directors, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such Director shall be required for approval of such removal. Failure of an incumbent Director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Eleventh:    Stockholder Action

         Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called Annual Meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the Directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law these Articles have been satisfied.

Twelfth:     Special Stockholder Meeting

         Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board or the President. Special meeting may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

Thirteenth:Location of Stockholder Meetings.

         Meetings of stockholders of the Corporation may be held within or without the State of Nevada, as the Bylaws may provide.
The books of the Corporation may be kept (subject to any provision of the Nevada Revised Statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

Fourteenth:  Private Property of Stockholders.

         The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporations debts.

Fifteenth:   Stockholder Appraisal Rights in Business Combinations.

         To the maximum extent permissible under the Nevada Revised Statutes of the State of Nevada, the stockholders of the Corporation shall be entitled to the statutory appraisal rights provided therein, with respect to any business Combination involving the Corporation and any stockholder (or any affiliate or associate of any stockholder), which required the affirmative vote of the Corporations stockholders.

Sixteenth:   Other Amendments.

         The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Seventeenth: Term of Existence.

         The Corporation is to have perpetual existence.

Eighteenth:  Liability of Directors.

         No Director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director or officer involving any act or omission of any such Director or officer. The foregoing provision shall not eliminate or limit the liability of a Director (i) for any breach of the Directors duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable
Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised
Statutes or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a Director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Nineteenth:  Name and Address of first Directors and Incorporators.

         The name and address of the incorporators of the Corporation and the first Directors of the Board of Directors of the Corporation which shall be one (1) in number is as follows:

Incorporator/Director:
Shawn F. Hackman, Esq.
1600 E. Desert Inn Road Suite 102
Las Vegas, Nevada  89109

I, Shawn F. Hackman, Esq., being the Incorporator/Director herein before named, for the purpose of forming a corporation pursuant to the Nevada Revised Statues of the State of Nevada, do make these Articles, hereby declaring and certifying that this is my act and deed and the facts herein stated are true and accordingly have hereunto set my hand this 22nd day of April, 1998.


By: /s/  Shawn F. Hackman
    Shawn F. Hackman, Esq.

Verification

State Of Nevada
SS
County Of Clark

       On this 22nd day of April 1998, before me, the undersigned, a Notary Public in and for said State, personally appeared Shawn
F. Hackman, Esq. personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who subscribed his name to the Articles of Incorporation and acknowledged to me that he executed the same freely and voluntarily and for the use and purposes therein mentioned.


By:
/s/__________________
_________
Notary Public in and
for said
County and State
Acceptance of Resident Agent

       I, Shawn F. Hackman, Esq., hereby accept the position as resident agent for Fuji International Inc., effective this date:
April 22nd , 1998

/s/    Shawn F. Hackman
Shawn F. Hackman,Esq

CERTIFICATE OF AMENDMENT OF AMENDMENT
 TO ARTICLES OF INCORPORATION
OF
FUJI INTERNATIONAL, INC.

I, Shawn F. Hackman, Esq., certifies that:

1. The original articles were filed with the Office of the Secretary of State on April 30, 1998

2.  As of this date, there is no issued or outstanding stock.

3. Pursuant to a Board of Directors meeting at which in excess of two-thirds voted in favor of the following amendment, the company hereby adopts the following amendments to the amendment of the Articles of Incorporation of this Corporation:

First: Name of Corporation.

The name of the corporation is Direction Technologies, Inc.
(the Corporation)


/s/       Shawn F. Hackman
Shawn F. Hackman,
Incorporator/Sole Director

Verification

State Of Nevada
SS
County Of Clark

       On December 28, 1998, personally appeared before me, a Notary Public, Shawn F. Hackman, Esq. who acknowledged that he executed the above instrument.



By:
/s/__________________
_________
Notary Public in and
for said
County and State

BYLAWS
OF
DIRECTION TECHNOLOGIES, INC.

ARTICLE I:  OFFICES


        The principal office of the Corporation in the Sate of Nevada shall be located in Las Vegas, County of Clark, the Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors my designate or as the business of the Corporation may require from time to time.

ARTICLE II:  SHAREHOLDERS
         SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the 15th day in the month of January in each year, beginning with the transaction of such other business as my come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the Sate of Nevada, such meeting shall be held on the next succeeding business day.
If the election of Directors shall be held on the day designated herein for any annual meeting of the shareholders or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

       SECTION 2. Special Meetings. Special meeting of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than ten percent (10%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

        SECTION 3. Place of Meeting. The Board of Directors my designate any place, either within our without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within our without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

        SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

        SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty
(50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least fifteen (15) days immediately preceding such meeting.
In lieu of closing the stock transfer books, the board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than thirty (30) days and, in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

         SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of
shares held by each.   Such lists shall be produced and kept open
at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

        SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.
If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

       SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or duly authorized attorney-in-fact.
Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. A meeting of the Board of Directors my be had by means of telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

       SECTION 9. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator my be voted by him either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

        A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

        Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

       SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III:  BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one ( 1 ). Each Director shall hold office until the next annual meeting of shareholder and until his successor shall have been elected and qualified.

SECTION 3.  Regular Meetings.  A regular meeting of the
Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4.  Special Meetings.  Special meetings of the
Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United Sates mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of the Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

SECTION 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

SECTION 10. Compensation. By resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation thereof.

SECTION 11.  Presumption of Assent.  A director of the
Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting.
Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLES IV:  OFFICERS

SECTION 1. Number. The officers of the corporation shall be a President, one or more vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the board of Directors shall be elected annually by the board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgement, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5.  President.  The president shall be the
principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman shall preside. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deed, mortgages, bonds, contract, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by there Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 6. Vice President. In the absence of the president or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors, If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

SECTION 7. Secretary. The Secretary shall: (a) keep the minutes of the Board of Directors in one or more minute books provided for the purpose; (b) see that all notices are duly given in accordance with the provisions of the Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for share of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation, and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 8. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaw; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.
If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sureties as the Board of Directors shall determine.

SECTION 9. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V:  INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

(a) Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonable incurred by or imposed upon him in connection with any proceeding to which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

(b) The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

(c) The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of the Article V.

ARTICLE VI:  CONTRACTS, LOANS, CHECKS, AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any office or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VII
CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 1.  Certificates for Shares.  Certificates
representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified.
The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, expect that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes, Provided, however, that upon any action undertaken by the shareholder to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreements is in force and effect.

ARTICLE VIII:  FISCAL YEAR

The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

ARTICLE IX:  DIVIDENDS

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and condition provided by law and its Articles of Incorporation.

ARTICLE X:  CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words, Corporate Seal.

ARTICLE XI:  WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provision of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII:  AMENDMENTS

These Bylaws may be altered, amended or repealed and new
Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 30th day of December,
1998.


/s/  Malcolm Fraser

Malcom Fraser, President


/s/  Nicodemo Zavaglia

Nicodemo Zavaglia,
Secretary/Treasurer

EXHIBIT 10.1

        LICENSE AGREEMENT

This License Agreement made this 9th day of January , 1999.

BETWEEN:
          E.T.C. INDUSTRIES LTD.
          1180 - 666 Burrard Street
          Vancouver, B.C.
          V6C 2X8

          (the Licensor)

                 OF THE FIRST PART

AND:
          DIRECTION TECHNOLOGIES INC.
          #723 - 250 H Street
          Blaine, WA  98230

          (the Licensee)
          OF THE SECOND PART

WHEREAS:

A. The Licensor is engaged in the research, development, manufacturing and marketing of proprietary electric vehicle technology and holds 100% of the beneficial and legal title in respect of such technology including without limitation: common law trademarks and copyrights; the sole right to make application for patents, trademarks, and copyrights in respect of the Technology;
engineering designs; concepts; models; prototypes; parts;
manufacturing machines and tools; trade secrets; know-how and show-how associated with electric vehicles (collectively, the Technology).

B. The Licensor is willing to disclose to the Licensee, its agents and employees, the Technology and such other production knowledge and technical knowledge and technical experience, and generally to advise and assist the Licensee and its technical staff at reasonable times and in reasonable ways to facilitate the Licensees objective of producing electric vehicles embodying the Technology (the Products).

        NOW THEREFORE IN CONSIDERATION of one (1) dollar (the receipt and sufficiency of which is hereby acknowledged), the premises, other good and valuable consideration and of the covenants and agreements herein contained, the parties hereto covenant and agree as follows:

I.       LICENSE

         The Licensor hereby grants to the Licensee, a license for the exclusive rights to manufacture and market the Products
(collectively, the Rights) world-wide (collectively, the Territory)

         Upon any termination or cancellation of this License
Agreement for any reason, the license shall terminate.

II.      CONDITION PRECEDENTS

         The obligations in this License Agreement shall be subject to the final approval of all regulatory authorities having jurisdiction over the transactions contemplated hereunder, including the Vancouver Stock Exchange.

III.     LICENSE FEE, ROYALTY AND TERM

        A. As used in this section Net Sales Price means the price paid for a Product to the Licensee by a customer of the Licensee less: any applicable sales, excise, customs or other tax on sales of the Products by the Licensee and transportation, freight and delivery expenses.

        B.     In consideration of:

                 1.        $50,000 USD

                 2. royalties of 2% of the Gross Sales Price as recorded by the Licensee on every product sold, to be paid payable monthly on the first day of the month; and
                 3. the Licensee agreeing to use its best efforts in the development and production of a multi-passenger, short haul, commercial vehicle suitable for hotel, resort and high traffic local markets and subject to fulfilment of the terms and conditions contained herein, the Licensor shall license the Rights to the Licensee free and clear of all liens, claims, charges and encumbrances whatsoever.

	C.	Each payment made pursuant to the provisions of this
License Agreement shall be accompanied by a statement signed by the Licensee, stating in detail the aggregate amount of the Licensees Gross Sales Prices for the Products sold during the period in respect of which the royalty is payable hereunder.

	D.	The term of this License Agreement shall be five (5)
years (the Initial Term) commencing from the date of approval of the regulatory authorities and shall be renewable for another five (5) years under the same terms and conditions, unless:

		1.	the Licensee is in default of this License
Agreement

		2.	the Licensee or the Licensor elects not to
renew this License Agreement; or

		3.	the Licensee does not achieve annual gross
sales of CDN$2,000,000 within the Initial Term:

	E.	Notwithstanding any provision herein, this License
Agreement may be terminated after two years from the commencement of the Initial Term if the Licensee fails to build 3 prototype electric vehicles based on the Technology within such two year period.

IV.	ASSIST IN ESTABLISHING PRODUCTION FACILITIES

	The Licensor will advise and assist the Licensee in establishing and installing such production facilities and procuring and installing such equipment therefor as the Licensee may need for the manufacture of the Products, and thereafter will advise the Licensee in the operation of such production facilities and equipment as hereinafter provided.

V.	PROVISION OF INFORMATION

	During the term of this License Agreement, the Licensor shall make available to the Licensee full and complete technical information from time to time possessed by the Licensor relating to the Products, and the use of all assets as outlined in Schedule A.

VI.	NON-DISCLOSURE OF TECHNICAL INFORMATION

	The Licensee shall not disclose any information received from the Licensor under this License Agreement to any person except the Licensees employees or agents to whom it shall be necessary in the Licensees opinion to make such disclosure to enable the Licensee to obtain the benefit of such information in the manufacture of the Products. The foregoing restrictions on disclosure of information shall apply so long as the Products has not become a matter of public knowledge, by disclosure in issued patents, development of such knowledge in the industry or otherwise.

VII.	REPRESENTATIONS AND WARRANTIES

		1.	the Company is duly incorporated and validly
existing pursuant to the laws of the Province of British Columbia;

		2.	there are no options, warrants, rights or
agreements outstanding with respect to the purchase of any of the Rights.

		3.	there are no agreements existing or
contemplated, written or oral of any nature or kind whatsoever to which the Licensor is a party except as have been in writing disclosed to and approved by the Licensee;

		4.	the Licensor has all corporate power and
authority to carry on its business as presently carried on;

		5.	the making of the License Agreement and the
completion of the transactions contemplated hereby does not conflict with or result in the breach of or the acceleration of any indebtedness under any terms, provisions or conditions of or constitute default under the Articles of Incorporation or any amendment thereto or the By-laws of the Licensor or any indenture, mortgage, deed of trust, agreement, lease, franchise, certificate, consent, permit, licence, authority or other instrument or obligation to which the Licensor is a party or is bound or any judgement, which the Licensor is bound or, to the knowledge of the Licensor, any statute or regulation applicable to the Licensor.

	A.	The Licensee covenants, represents and warrants to
the Licensor that:

	    	1.	the Company is duly incorporated and validly
existing pursuant to the laws of the State of Nevada;

		2.	the Licensee has all corporate power and
authority to carry on its business as presently carried on;

		3.	the making of the License Agreement and the
completion of the transactions contemplated hereby does not conflict with or result in the breach of or the acceleration of any indebtedness under any terms, provisions or conditions of or constitute default under the Articles of Incorporation or any amendment thereto or the By-laws of the Licensee or any indenture, mortgage, deed of trust, agreement, lease, franchise, certificate, consent, permit, licence, authority or other instrument or obligation to which the Licensee is a party or is bound or any judgment, which the Licensee is bound or, to the knowledge of the Licensee, any statute or regulation applicable to the Licensee.

VIII.	ADVISORY CAPACITY

	In providing the technical information and technological assistance, the Licensor and its employees are acting in an advisory capacity only and nothing herein contained shall be construed as creating a relationship between the Licensor and the Licensee as a partnership or joint venture. Further, it is understood that legal and beneficial ownership of the Technology shall at all times belong to the Licensor.

IX.	TERMINATION

	A.	This License Agreement shall be in force provided
that:

		1. 	if at any time either party to this License
Agreement shall have defaulted in the performance of its obligations hereunder, the other party may give written notice of such default, and if such default shall continue for a period of 30 days after such notice, the party who has so given notice of default may thereupon terminate this License Agreement forthwith by giving to the other party written notice of termination;

		2. 	if any proceedings in bankruptcy or for the
appointment of a receiver-manager or trustee or any other proceedings under any law for the relief of debtors shall be instituted by or against the Licensee or the Licensor, or if either of such parties shall make an assignment for the benefit of creditors, this License
Agreement shall, at the option of the other party exercisable by notice in writing to that effect, forthwith terminate; or

	B.	In the event of termination of this License
Agreement:

		1.	the Licensee shall pay to the Licensor the
royalty fees calculated hereunder to the date of termination as if that date were the end of the month;

		2.	paragraph VI and VII of this License Agreement
shall survive the termination of this License Agreement; and

		3.	the Licensee agrees that it shall not for a
period of 2 years, either directly or indirectly, be associated with the business of research, development, manufacturing, distributing and retailing business of electric vehicles in the Territory.

X.	NOTICE

	Any notice given by either party hereto to the other party shall be deemed to have been sufficiently given if sent by registered mail, to the address of the other party set forth on page one hereof, unless and until another address shall have been designated in writing by such other party for that purpose. Any notice so given shall be deemed to have been received five business days following the day that it was sent.

XI.	SEVERABILITY

	Should any part of this License Agreement, for any reason, be declared or held invalid, such invalidity shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this License Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this License Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

XII.	FURTHER DOCUMENTS

	The parties shall execute such of the documents and do such other things that may be reasonably necessary to give full effect to the transactions contemplated hereby.

XIII.	GOVERNING LAW

	This License Agreement shall be subject to and governed in accordance with the laws of the Province of British Columbia, Canada, and the parties hereto do attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

XIV.	COUNTERPARTS

	This License Agreement may be executed in counterpart and the counterparts altogether shall constitute a fully executed License Agreement, and any facsimile signature shall be taken as an original.

	IN WITNESS WHEREOF the parties hereto have duly executed this License Agreement as of the day and year first above written.

E.T.C. INDUSTRIES LTD.	)
	)
	)
/s/                                       	)
Per: Authorized Signatory	)



DIRECTION TECHNOLOGIES INC.	)
	)
	)
/s/                                       	)
Per: Authorized Signatory	)

SCHEDULE A

Assets Inventory

All patents, patents pending, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of electric powered vehicles of the Vendor and more particularly:

One 1987 Suburban Truck VIN# CSUBR 1GKGRZ6N1HF576447

One 1993 Pace Trailer VIN# 4PZUB1626SU001744

One MI-5 Electric Car

One MI-6 Electric Car

One complete set of MI-6 Electric Car Moulds

EXHIBIT 10.2

Promissory Note

$ 50,000.00 U.S.D.

For value received, the undersigned promises to pay E.T.C. Industries Ltd. (Payee) or order on demand the sum of Fifty Thousand U.S. dollars, plus interest from this date at the rate of 0%, both before and after default, until paid in full. Term is two years.


Signed at Vancouver, B.C. on January 9, 1999.


/s/								/s/

Witness	Promissor:
Direction
Technologies, Inc.

EXHIBIT 10.3

PURCHASE AGREEMENT

This License Agreement made this 12th day of January 1999.

BETWEEN:
		DIRECTION TECHNOLOGIES INC.
		#723 - 250 H Street
		Blaine, WA  98230

		(the  Purchaser )

				OF THE FIRST PART

AND:
		QIBLAH INTERNATIONAL INDUSTRIES LTD.
		 #2400 - 1177 W. Hastings Street
		Vancouver, B.C.

		(the  Vendor)
				OF THE SECOND PART

WHEREAS:

A.	The Vendor is engaged in the research, development,
manufacturing and marketing of proprietary Qiblah direction finding technology and holds 100% of the beneficial and legal title in respect of such technology including without limitation: common law trademarks and copyrights; the sole right to make application for patents, trademarks, and copyrights in respect of the Technology; engineering designs; concepts; models; prototypes; parts; manufacturing machines and tools; trade secrets; know-how and show-how associated with Qiblah direction finding (collectively, the Technology).

B.	The Vendor is willing to disclose to the Purchaser, its
agents and employees, the Technology and such other production knowledge and technical knowledge and technical experience, and generally to advise and assist the Purchaser and its technical staff at reasonable times and in reasonable ways to facilitate the Purchasers objective of producing Qiblah direction finders embodying the Technology (the Products).

	NOW THEREFORE IN CONSIDERATION of one (1) dollar (the receipt and sufficiency of which is hereby acknowledged), the premises, other good and valuable consideration and of the covenants and agreements herein contained, the parties hereto covenant and agree as follows:

I.	THE ASSETS PURCHASE

	The Vendor hereby agrees to sell and the Purchaser hereby agrees to buy all of the assets, undertaking and goodwill relating to Qiblah direction finders of the Vendor, including but not limited to the assets and technology as described in the attached
Schedule
A (the Assets).

II.	THE PURCHASE PRICE

	In order to conclude the purchase and sale transaction contemplated by this Agreement, the Purchaser shall allot and issue 5,000,000 common shares in the capital stock of the Purchaser (the Shares) to the Vendor at the deemed issuance price of $0.10 on Closing and subject to fulfilment of the terms and conditions contained herein, the Technology shall be free and clear of all liens, claims, charges and encumbrances whatsoever.

III.	REPRESENTATIONS AND WARRANTIES

		1.	the Vendor is duly incorporated and validly
existing pursuant to the laws of the Province of British Columbia;

		2.	there are no options, warrants, rights or
agreements outstanding with respect to the purchase of any of the Rights.

		3.	there are no agreements existing or
contemplated, written or oral of any nature or kind whatsoever to which the Vendor is a party except as have been in writing disclosed to and approved by the Purchaser;

		4.	the Vendor has all corporate power and
authority to carry on its business as presently carried on;

		5.	the making of the Purchase Agreement and the
completion of the transactions contemplated hereby does not conflict with or result in the breach of or the acceleration of any indebtedness under any terms, provisions or conditions of or constitute default under the Articles of Incorporation or any amendment thereto or the By-laws of the Vendor or any indenture, mortgage, deed of trust, agreement, lease, franchise, certificate, consent, permit, licence, authority or other instrument or obligation to which the Vendor is a party or is bound or any judgement, which the Vendor is bound or, to the knowledge of the Vendor, any statute or regulation applicable to the Vendor.

	A.	The Purchaser covenants, represents and warrants to
the
Vendor that:

	    	1.	the Company is duly incorporated and validly
existing pursuant to the laws of the State of Nevada;

		2.	the Purchaser has all corporate power and
authority to carry on its business as presently carried on;

		3.	the making of the Purchase Agreement and the
completion of the transactions contemplated hereby does not conflict with or result in the breach of or the acceleration of any indebtedness under any terms, provisions or conditions of or constitute default under the Articles of Incorporation or any amendment thereto or the By-laws of the Purchaser or any indenture, mortgage, deed of trust, agreement, lease, franchise, certificate, consent, permit, licence, authority or other instrument or obligation to which the Purchaser is a party or is bound or any judgement, which the Purchaser is bound or, to the knowledge of the Purchaser, any statute or regulation applicable to the Purchaser.

IV.	TERMINATION

	This agreement shall terminate at the option of the Purchaser forthwith if Closing shall not have taken place by January 15, 1999 or such later date as the parties may agree to in writing. In the event of a default by either party of its obligations pursuant hereto, the obligations of the other party shall, at its opinion, terminate forthwith.

V.	NOTICE

	Any notice given by either party hereto to the other party shall be deemed to have been sufficiently given if sent by registered mail, to the address of the other party set forth on page one hereof, unless and until another address shall have been designated in writing by such other party for that purpose. Any notice so given shall be deemed to have been received five business days following the day that it was sent.

VI.	SEVERABILITY

	Should any part of this Purchase Agreement, for any reason, be declared or held invalid, such invalidity shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Purchase Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Purchase Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

VII.	FURTHER DOCUMENTS

	The parties shall execute such of the documents and do such other things that may be reasonably necessary to give full effect to the transactions contemplated hereby.

VIII.	GOVERNING LAW

	This Purchase Agreement shall be subject to and governed in accordance with the laws of the Province of British Columbia, Canada, and the parties hereto do attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

IX.	COUNTERPARTS

	This Purchase Agreement may be executed in counterpart and the counterparts altogether shall constitute a fully executed
Purchase Agreement, and any facsimile signature shall be taken as an original.

	IN WITNESS WHEREOF the parties hereto have duly executed this Purchase Agreement as of the day and year first above written.

QIBLAH INTERNATIONAL INDUSTRIES LTD.    )
	             )
	             )
/s/
)
Per: Authorized Signatory	             )


DIRECTION TECHNOLOGIES INC.	             )
	             )
	             )
/s/
)
Per: Authorized Signatory	             )

SCHEDULE A TO THE AGREEMENT DATED 12TH JANUARY, 1999
 BETWEEN QIBLAH INTERNATIONAL INDUSTRIES LTD.
 AND DIRECTION TECHNOLOGIES INC.

Assets Inventory

The exclusive rights to the use of all patents, patents pending under application No. 972622 registered in South Africa March 26,
1987, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of the Qiblah finders products of the Vendor (subject to the worldwide manufacturing and certain marketing rights of Qiblah Technologies Ltd. as set out in an agreement dated October 30, 1997 per Schedule B attached hereto).

10,000,000 common shares in Qiblah Technologies Ltd. a duly registered non-reporting, non-listed South African public corporation.

Tools, Dies and related manufacturing items for integrated
L.C.D.s display units.

Injection molding tools.

1 set technical drawings.

Inventory comprised of:

	5,000 compasses
	4,000 L.C.D.s
	2,000 Casings

SCHEDULE B TO THE AGREEMENT DATED 12TH JANUARY, 1999
 BETWEEN QIBLAH INTERNATIONAL INDUSTRIES LTD.
 AND DIRECTION TECHNOLOGIES INC.

This Agreement is dated for reference the 30th Day of October,
1997

BETWEEN
QIBLAH INTERNATIONAL INDUSTRIES LTD., a British
Columbia corporation having its registered offices at Suite 1710, 1177 West Hastings Street, Vancouver,
British Columbia, Canada V6E 2KE, hereinafter called
Owner

	AS PARTY OF THE FIRST PART
AND
QIBLAH TECHNOLOGIES LTD., a South African corporation having its executive offices at 46 Stander Street, Brackenhurst, Alberton 1449, South Africa, hereinafter called Manufacturer

	AS PARTY OF THE SECOND PART
WHEREAS

1. Kurt Rolf Papsdorf, Inventor, made the Patent Application 972622 in his name, which Application was duly registered with the South African Registrar of Patents, Designs, Trade Marks and Copyright on the 26th day of March, 1997, a copy of which Application is attached to and forms part of this Agreement as Schedule AA@;

2. By Agreement dated the 29th day of October, 1997, the Inventor, Kurt Rolf Papsdorf did assign to the Owner the whole of the benefits of the said Patent Application, including the right to the issue in the name of the Owner any Patents granted in pursuance of such Application, a copy of which Agreement is attached to and forms part of this Agreement as Schedule AB@ hereto;

3. The subject matter of the said Patent Application is a electronic mechanism by which the Holy City of Makkah, center of the Muslim faith and birthplace of the Prophet Muhammad, founder of Islam, may be accurately located from any location on the face of the earth. This mechanism has been incorporated into a fully designed and operational unit called the Global Qiblah Locator (AGQL@);

4. Manufacturer was incorporated in South Africa to be responsible for the manufacturing and primary distribution of the GQL.

NOW THIS AGREEMENT WITNESSES that in consideration of the sum of Ten dollars, United States currency ($US 10.00), the legal sufficiency whereof and the receipt by each party hereto is acknowledged and accepted, the parties hereto are agreed as follows:

1.0	Definitions

In this Agreement,

1.1	AKnow-How@  includes all technical information, procedures,
processes, trade secrets, methods, practices, techniques, information, bills of parts, diagrams, drawings, specifications, blue-prints, lists of materials, labor and general costs, production manuals and data relating to the design, manufacture, production, inspection and testing of the Products, which are from time to time in the Owner=s possession with free right of disposal;

1.2	ANet Sales@  shall mean in respect of any particular
period, the net invoiced sales of Products sold by the Manufacturer or on behalf of the Manufacturer, excluding returns, discounts, value added or sales taxes or other similar taxes payable on the amounts so charged, freight, insurance, external packaging of Products and credits, provided, however, that with respect of any Products disposed by any of the Manufacturer to third persons in any manner other than a regular competitive sales transaction, the net invoice price of any item which is sold in such manner shall be deemed to be an amount equal to the amount which would have been the net invoice price of such item had it been sold in the same market for cash in a regular competitive transaction;

1.3	APatents@ shall refer to the Patent Application set out in
Schedule AB@ and shall include patents for improvements and modifications thereof and applications for patents for improvements and modifications thereof;

1.4	AProducts@ shall be deemed to be those items to be
manufactured according to the Patents and Know-How as generally disclosed in the in the Application for the Patents and Know-How and shall refer to and include the GQL, as more specifically set out in Schedule AC@, and to all items associated with such Products, such as advertising, packaging and informational information, whether in electronic or printed format;

1.5	ATrade Marks@ shall refer to those Trade Marks set out in
Schedule AD@ and shall include all trade marks and trade names that may in the future be adopted by the Manufacturer in connection with the Products manufactured by the Manufacturer;

1.6	ATerritory@ shall mean and refer to the geographical area
for which a license is created by this Agreement for the distribution and sale of Products, comprising the independent nations, principalities and other self-governing areas listed in Schedule AD@ hereto, whose geographical boundaries are comprised and defined by the laws of same .

2.0	Grant of License

2.1	The Owner grants to the Manufacturer the exclusive license
under the Patents and Trade Marks to:

1.	manufacture on a world-wide basis,  the Products
covered by the Patents;

2.	distribute, use and sell throughout the Territory, the
Products covered by the Patents so manufactured; and

3.	use the Trade marks in conjunction with the Products
throughout the Territory.

2.2	Owner grants to the Manufacturer the exclusive rights to
use and exploit the Know-How in the manufacture of the Products.

2.3	Manufacturer acknowledges that some or all of the Know-How
has been disclosed and delivered to Manufacturer in confidence prior to and in contemplation of the execution of this Agreement. The remainder of the Know-How shall be furnished to the Manufacturer as soon as possible after the date of execution of the Agreement but not later than ninety days (90) from the date of execution of this Agreement.

2.4	The obligation to furnish Know-How shall extend to Know-How
existing at the date of this Agreement and to any Know-How defined in this Agreement which later becomes the possession of the Owner during the term of this Agreement.

2.5	Owner warrants that there are no other subsisting licenses
under the Know-How in the Territory and covenants that no further disclosure to third parties will be made by it of the Know-How in the Territory while this Agreement is in force.

2.6	Owner warrants that the Know-how will be sufficient and
suitable for the manufacture of the Products to a quality comparable to the quality of the sample Products furnished to the Manufacturer by the Owner, provided that the Manufacturer at all times conforms strictly with the Know -How.

2.7	Owner reserves the right to make and enter into other
agreements for the licensing of the rights of sale and distribution of the GQL in other geographical areas of the world not licensed herein to the Manufacturer on such terms and conditions as to the Owner are acceptable, and further that such terms and conditions may be different than the terms and conditions of this agreement.

2.8	Owner reserves the right to license other persons or
corporations to manufacture the Products and to use the Know-How for such purposes of manufacture under terms and conditions, similar to those herein, in the event that the Manufacturer, for any reason, is either unwilling or unable to supply sufficient
Products at the times or at the prices or to the quality specified by the Owner, to meet the requirements of the market place and the various Manufacturers created by the Owner.

3.0	Sub-licenses

The Manufacturer may, with the prior written consent of the Owner, appoint sub-licensors for the Products within the Territory provided that:

	Any such sub-Manufacturers be at arm's length with the Manufacturer and that any such sub-Manufacturers enter into an agreement with the Manufacturer which is satisfactory to the Owner. The Owner shall be a party of any such sub-license agreement.
	Any such sub-license agreement shall include terms imposing on the sub-Manufacturer all of the obligations of the Manufacturer pursuant to this Agreement and shall reserve to the Owner and the Manufacturer severally all of the rights of the Owner. The Owner shall have the right to enforce and terminate such agreement without the consent of the Manufacturer.

	Any agreement appointing a sub-Manufacturer shall be terminable at the option of the Owner by the Owner in the event of the termination of this Agreement (for whatever reason) and shall provide that if it is not terminated by the Owner on the termination of this Agreement, it may at the option of the Owner continue in force as a license agreement between the Owner and the sub-Manufacturer.

4.0	Term of the Agreement

4.1	Subject to the provisions for early termination as set out
in this Agreement, this Agreement shall remain in full force and effect for a period of ten years (10) and shall expire on the 30th day of October, 2007.

4.2	This Agreement shall be automatically renewed on its expiry
for a further term of ten (10) years. Upon any such renewal, whether automatic or otherwise, the terms and conditions shall remain the same with the exception of the minimum production quotas as set out in Schedule AE@, which shall be renegotiated by the parties. In the event that the parties are unable to agree on a new minimum production or market quota, the minimum production or marketing quota shall be 100% of the minimum quota then existing for the previous year of this Agreement, In the event that the Owner does not wish to renew this Agreement, it may terminate the same at the end of any two year period, by giving
120 days of prior written notice to the Owner.

5.0	Improvements

5.1	Each party agrees to promptly disclose to the other any and
all technical data and information relating to any and all developments or improvements of the Patents or the Products
(whether or not patentable) and of the Know-how that it may develop or acquire during the term of this Agreement to the extent that such disclosure is not restricted or prohibited by law, or any undertaking given to, or any conditions, restriction or restraint imposed by third parties, or by considerations relating to the validity of any Patent in respect of which applications is about to be made.

5.2	The Manufacturer covenants and agrees that it shall not
make or manufacture any design changes or modifications to the Products without the prior written consent of the Owner. Manufacturer further covenants and agrees that any modifications, design changes or improvements made to the Products, whether same can be the subject of further patent applications or not, shall be disclosed to the Owner and that such disclosures shall be made sufficiently promptly so that the Owner can file whatever applications for letters patent it wishes. Manufacturer agrees that Owner shall have the sole right to make such patent applications. Manufacturer further covenants and agrees to execute promptly and without compensation any and all papers and documents and to perform whatever lawful acts may be deemed necessary or desirable to effect and maintain the Owner=s licensed rights in the Patents and Know-How and improvements and applications for letters patent and in all letters patent issuing from applications for letters patent.

5.3	Owner shall grant to Manufacturer an exclusive license to
manufacture, market and sell the Products in the Territory under all improvements and all developments to be furnished to Owner, together with an ancillary grant of the right to use any associated Trade marks and any associated Know-How, provided that in the case of any such improvement or development the disclosure of which by the Owner is subject to any restrictions, legal prohibitions, undertakings given to or conditions, restrictions or restraints imposed by third parties or considerations relating to the validity of any patent in respect of which application is about to be made, any grant by the Owner to the Manufacturer under this provision shall be limited accordingly.

5.4	Under all developments or improvements of the Patents or
the Products to be furnished by the Manufacturer to the Owner, the following additional terms shall apply:

1. Outside the Territory, the Owner shall have the exclusive royalty-free license on any such improvements on the Patents or Products now owned or hereafter made or acquired by Manufacturer during the life of this Agreement. Manufacturer further covenants and agrees to notify Owner of any improvements and to execute promptly and without compensation any and all papers and documents and to perform whatever lawful acts may be reasonably deemed necessary or desirable to effect and maintain the Owner's licensed rights or the rights of any of the Owner's sub-Manufacturers in said improvements and applications for letters patent and in all letters patent issuing from said applications for letters patent.

2. Inside the Territory, Manufacturer shall have the exclusive license to manufacture and sell the products incorporating or constituting such developments or improvements as approved by the Owner; provided that in the case of any such improvement or development the disclosure of which by the Manufacturer is subject to any restriction, legal prohibitions, undertakings given to or conditions, restrictions or restraints imposed by third parties , or considerations relating to the validity of any patent in respect of which application is about to be made, any grant by the Manufacturer to the Owner shall be limited accordingly.

5.5	Where technical data and information relating to any
developments or improvements of the Products is legally obtained or obtainable from an unrelated party only upon payment, there shall be no obligation on either party to make such payment in order to obtain such technical data and information for disclosure to the other party provided, however, that is the party does not make such payment, such technical data and information shall be disclosed to the other party.

6.0	Obligations of the Owner.

6.1	The Owner shall provide to the Manufacturer sample
marketing information and standard information such as installation instructions, technical data and manuals as are necessary to promote the sale of the Products, and including trade advertisements and promotional literature, if requested by the Manufacturer. The Manufacturer shall obtain the prior written approval of the Owner to use any such information which is not simply a translation or a copy of that provided by Owner. Manufacturer shall provide a translation in the English language of such promotional material at the time of applying for such approval.

6.2	The Owner agrees to use its best efforts to provide the
Manufacturer with accurate technical assistance under this agreement, but the Owner does not assume any responsibility for any Products produced and sold by the Manufacturer; nor shall the Owner be deemed to make, or have made, any warranties of any nature whatsoever with respect to such technical assistance or with respect to the Products.

6.3	Upon the written request of the Manufacturer, the Owner
shall render all Know-How, training and technical assistance necessary to be provided by the Owner under this agreement at times and places mutually agreed upon and subject to the
availability of the Owners personnel and facilities. The Owner does not warrant or agree that any of its personnel to be
furnished or to be made available to the Manufacturer under this agreement will speak any language other than English. The
Manufacturer shall obtain any and all necessary visas, work
permits, residence permits or other permits or approvals
necessary for the entry into and working in the Territory of all technical personnel who are to be provided by the Owner under the terms of this agreement.
 .
6.4	Upon the written request of the Manufacturer during the
term of this agreement, the Owner agrees to send at such reasonable intervals and times as may be mutually acceptable to the Owner and the Manufacturer at least one of the Owners technical personnel and such additional technical personnel as may be mutually agreed upon between the parties, to the Manufacturers plant in the Territory, to provide such technical assistance as may be reasonably necessary to produce Products of a quality at least equal to those being produced by the Owner. Such assistance shall include the training of a reasonable number of the Manufacturers personnel. The Manufacturer shall reimburse the Owner for the costs with respect to any employees sent to and maintained in the Territory under this paragraph. Such reimbursement shall be made by the Manufacturer in Canadian currency and shall be in the amount of the total of the following:

(a) the expenses of the personnel in traveling to and from Territory; and

(b) the ordinary living expenses of the personnel while in the Territory.

The Manufacturer further agrees to advance to the Owner the cost of one or more round-trip air fares, as the case may be, from the Territory simultaneously with its request for such technical personnel. The Manufacturer further agrees to reimburse the Owner for the aforementioned costs and expenses within thirty days following receipt of the Owners invoice therefor after deduction of the air fare referred to above. It is understood, however, that all ordinary living expenses of such technical personnel relating to the initial set-up and installation of equipment under this agreement, excluding the cost of food and accommodation, are to be paid by the Owner. The Owner does not warrant or agree that any of its personnel to be furnished or to be made available to the Manufacturer under this agreement will speak any language other than English.

7.0	 Manufacturers Duties -- Exploitation of Patents

7.1	The Manufacturer shall within the limits of its reasonable
ability, promote the sales of the Products in the Territory, and conduct its business in a manner so as to enhance the reputation of the Products and Trade Marks.

7.2	The Manufacturer shall manufacture the Products to the
highest standards and use the best quality of available materials and sub-assemblies that are economically possible and available, having regard to the nature of the Products and the use to which they are to be put.

7.3	The Manufacturer shall maintain the standards of design,
materials, quality control, production and safety testing and inspection at least equal to the standards specified by the Owner and shall permit the Owner, at its own expense to inspect the production line while in operation and to call for and inspect samples of the Products manufactured by the Manufacturer, and to inspect the Manufacturers operations generally, in order to determine if the Manufacturer has adhered to such standards. In the event that the Manufacturer fails to adhere substantially to such standards, the Owner may give the Manufacturer thirty days written notice of demand to comply, and if the Manufacturer fails to comply (or if compliance by its nature requires a period longer than thirty days, then if the Manufacturer fails to commence complying and thereafter continues the process of correcting the non-compliance), then the Owner, in addition to its other remedies, may terminate this agreement by notice in writing.

7.4	The Manufacturer agrees diligently to promote the sale of
the Products under this agreement. The Manufacturer further agrees that its advertising expenditures for the promotion of the Products during the course of every quarter during the term of this agreement, and any extensions thereof, shall be in an amount equal to Three (3%) percent of the Net Sales of such Products sold by the Manufacturer during the quarter preceding. A detailed report concerning such advertising shall be made to the Owner within fifteen days after the end of each quarter.

7.5	The Manufacturer shall ensure that any registration or
notification required by the laws of the Territory shall have been carried out. The Manufacturer shall comply with all laws and regulations as may apply with the Territory, as applicable to this agreement and all transactions and activities contemplated or to be performed under this agreement. The Manufacturer shall procure and maintain all approvals, licenses, permissions and permits necessary to the performance of its business and conduct its business in a manner so as to not bring discredit upon the reputation of the Products or the Owner. The Manufacturer shall keep the Owner informed of any laws or regulations of the Territory which may affect the promotion, sales, services or maintenance of the Products in order that the Owner will not breach any such laws or regulations through lack of awareness thereof.

7.6	The Manufacturer acknowledges that the essence of this
agreement is that the Owners present and future Products will receive priority attention from the Manufacturer. Accordingly, the Manufacturer undertakes and agrees that during the term of this agreement the Manufacturer will not sell any products which may, in any way, compete with the promotion and sale of the Products or have any financial or other interest, either directly or indirectly, and either as shareholder, officer, director, adviser, lender, owner, manager or agent, in any corporation, partnership or other entity whose business is the sale or manufacture of products which may in any way compete with the manufacture, promotion and / or sale of the Products without the written consent of the Owner. Nothing in this agreement shall prevent the Manufacturer from continuing to carry on the business of products other than Products of the Owner.

7.7	The Manufacturer must keep the Owner informed of the
locations of its production facilities in a timely manner.

8.0	 Marketing and Production of Products

8.1	The Manufacturer agrees that it shall commence selling the
Products on or before December 1st, 1997.

8.2	The Manufacturer agrees that it shall manufacture and sell
the minimum number of Products as set out in Schedule E forming part of this agreement. In the event that the Manufacturer fails to meet the minimum quotas as set out in Schedule E, the Owner, at its sole option may:

(a) terminate this agreement with thirty days notice in writing to the Manufacturer;

(b) revoke the Manufacturers exclusive license for the Territory and grant the same or lesser licenses to third parties within the Territory;

(c) attempt to renegotiate the terms of this agreement with the Manufacturer;

(d) waive the Manufacturers breach of this term of the agreement in one or more specific instances of the Manufacturers failure to meet the minimum annual marketing and production quotas, but this action shall not be deemed to relieve the Manufacturer from its obligations to otherwise meet the minimum marketing and production quotas and shall not constitute a waiver of the Owners right thereafter to insist upon performance of the Marketing and production quota covenant of the Manufacturer.

8,3	Any authorized representative of the Owner shall have the
right to enter at any time during business hours into the plant or plants of the Manufacturer for the purpose of inspecting and supervising the Manufacturers methods and procedures of processing, manufacturing, storage, display and marketing of the Products.

9.0	 Manufacturers Prohibitions

9.1	The Manufacturer shall not advertise the Products outside
the Territory except where advertisements are included in international publications.

9.2	The Manufacturer shall not seek customers, establish any
branch or maintain any office or depot in relation to the Products anywhere outside the Territory.

10.0	 Consideration

10.1	The Manufacturer agrees to pay the Owner the amounts by way
of initial payment the total of Ten Million shares (10,000,000), issued as fully paid and non-assessable voting common shares, in the capital of Manufacturer at a nominal value of One (1.00)
South African Rand, per share. At the date of this Agreement, One South African Rand is equivalent to $0.25 Canadian currency.

10.2	As consideration for the license granted under the licensed
Patents and licensed Trade Marks, the Manufacturer agrees to pay the Owner during the term of this Agreement an ongoing royalty equal to Ten (10.0%) percent of the Net Sales of any Product manufactured and sold by or on behalf of the Manufacturer (the Royalties). Such Royalties shall be payable to the branch and account designated by the Owner.

10.3	Within thirty days of the end of each quarter in each year,
the Manufacturer shall deliver to the Owner a report setting out the numbers, description (including description of end use and customer name) and value of the sales of each Product manufactured by or on behalf of the Manufacturer and sold by it (whether separately or as part of any larger unit or product) during such preceding quarter. Concurrently with the making of each such report, the Manufacturer shall remit the Royalties then due to the Owner in respect of the Products sold by or on behalf of the Manufacturer in the preceding quarter.

10.4	No Royalties shall be payable in respect of Products sold
or otherwise disposed of by the Manufacturer for the purpose of samples or bona fide tests on such Products.
10.5	All payments to the Owner under this agreement shall be
made without any deduction of any kind except for withholding taxes, if any, eligible on the payments. The Manufacturer undertakes to take all reasonable steps to assist the Owner to obtain the benefit of any double taxation agreement which may apply to any of the payments under this agreement and to minimize the impact of any taxation in respect of such payments.

10.6	In the event that withholding taxes are eligible on any
payments under this Agreement, the Manufacturer shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority in the Territory. Upon any such remittance, the Manufacturer shall promptly provide the Owner with documentation evidencing the payment of such taxes, and any other documentation that the Owner shall reasonably require so as to obtain a foreign tax credit in Canada.

10.7	Interest on all late royalties and any other sums or
payments due to the Owner under this agreement shall be charged at the average of London Interbank Offering Rate (ALIBOR@) for the month containing the due date for the late royalty or other late sum or payment plus 2.0% per annum from the due date until such overdue royalty, sum or other payment is received.

11.0	 Currency of Payment

11.1	Except as otherwise specified in this agreement, all
payments required to be made by or on behalf of the Manufacturer under this agreement shall be converted to and paid in United
States dollars, based on the prevailing buying foreign exchange rate for United States dollars on the date any such payment is due, and shall be paid to the Owner or to such account or accounts at such bank or banks as the Owner may in its sole discretion designate from time to time and the Owner shall give the Manufacturer thirty days written notice of any such change in place of payment. In the event that the Manufacturer is late in making any payment due pursuant to this agreement, then, in addition to any interest charges that may accrue thereon in accordance with this agreement, the exchange rate to be applied to any such late payment shall be the Owners most favorable buying foreign exchange rate at the Royal bank of Canada at any time during the period commencing on the date that the payment was due and the date such payment was actually made.

11.2	If any law or regulation is imposed in the Territory
restricting or limiting the right of the Manufacturer to make payment to the Owner as provided in this agreement, the Manufacturer shall immediately notify the Owner of any such restrictions or limitations and shall use its best efforts to register or qualify this agreement under any such law or regulation in order to allow the Manufacturer to make full payment to the Owner as provided in this agreement. The Manufacturer agrees to modify any terms or conditions of this agreement which would not unreasonably interfere with its utilization of the rights granted under this agreement, if such modifications are necessary in order to allow the Manufacturer to make full payment to the Owner. If the agreement cannot be modified to the satisfaction of both parties so as to allow the Manufacturer to obtain sufficient exchange to make its required payments under this agreement, then in that event the Owner shall have the option of accepting payment in any other authorized currency acceptable to the Owner and designated by the Owner to the Manufacturer in writing or the Owner may terminate this agreement on sixty days notice thereof to the Manufacturer.

12.0	 Warranty re Patents and Trade Marks

12.1	The Owner warrants that it has the right to grant the
rights granted in this agreement and that it has granted no other rights or licenses which would derogate from the rights granted in this agreement.

12.2	The Manufacturer acknowledges the validity and ownership of
the Patents in the Territory. The Manufacturer further acknowledges the validity of the Trade Marks and agrees that the Trade Marks are and shall remain the property of the Owner.

12.3	The Manufacturer shall not in any way do anything to
infringe upon, harm, or contest the validity of the Patents or Trade Marks.

12.4	The Manufacturer shall maintain, in such manner as may be
requested by the Owner, a watch service to detect machines, apparatus, methods or processes in the Territory relating to the Products and particularly those that infringe the Patents or Trade Marks and shall report any infringements of the Patents or Trade Marks to the Owner.

12.5	Each party shall advise the other promptly of any instances
of infringements, imitations, illegal use or misuse, of any Patent or Trade Mark. The Manufacturer shall have the right to commence legal action for the enforcement of any such Patents and Trade
Marks in the Territory, but prior to the commencement of any such action by the Manufacturer, the Manufacturer shall advise the Owner by notice in writing of its intention to do so. The Owner shall have the option to be exercised by delivery of notice in writing to the Manufacturer to assume carriage of any such action and appoint counsel of its choice at any time during the action provided that the Owner reimburses the Manufacturer for all reasonable legal costs incurred by the Manufacturer from the date of commencement of the action. The Owner and Manufacturer shall cooperate fully in the prosecution of any such action free of charge, and each agrees that it shall be joined as a party plaintiff to the action and authorizes such joinder. Each shall have the right at its own expense to retain independent counsel who shall be kept fully informed of all issues in the action, who shall be advised in advance of each new step in the action, and who shall be entitled promptly to receive copies of all pleadings, documents and correspondence regarding the action. In the event that any such action is successfully prosecuted against an infringer, any damages, accounting of profits, award of legal costs or other recovery shall be applied first to reimburse the party having carriage of the action for its reasonable legal expenses, including any amounts paid by the Owner to the Manufacturer in assuming carriage of the action, and any remaining amounts shall then be divided between the Owner and the Manufacturer in proportion to the damages suffered by the Manufacturer and the Royalties lost by the Owner with respect to the infringing conduct, subject to arbitration as hereinafter set out if the parties are unable to agree upon such proportion. In the event that any such action is unsuccessful, the one of the Owner and the Manufacturer having carriage of the action shall be responsible in equal shares for paying any legal costs which may be awarded to the successful defendant.

13.0	 Indemnity for Patent and Trade Mark Actions

13.1	The Owner will defend the Manufacturer against a claim that
the sale of any of the Products infringes Patents or Trade Marks in the Territory and the Owner will pay resulting costs, damages and legal fees finally awarded, provided that the Manufacturer promptly notifies the Owner in writing of the claim; and the Owner has sole control of the defense and all related settlement negotiations.

13.2	The Manufacturer shall have the right to terminate this
agreement by notice in writing, effective immediately upon receipt, in the event that the Owners applications for Patents referred to in Schedule A do not issue from the patent applications within Five years from the date of execution of this agreement.

l 4.0	Registrations, Maintenance and Filings

14.1	The Manufacturer shall be responsible for maintaining the
Patents and Trade Marks in full force and effect throughout the term of this agreement. Further, the Manufacturer agrees to obtain any registration or any approvals or authorizations in connection with this license and its supplementary agreements that, in the opinion of the Owner, may be necessary or desirable to be obtained from any government or governmental agency or instrumentality in the Territory and the obtaining thereof shall be a condition to this entire agreement. The Manufacturer shall be responsible for obtaining a certified translation of the document, if required, for the scrutiny of such government, agency or instrumentality and shall bear all costs of compliance with regulations or requirements thereof.

14.2	 The Owner agrees that, at the expense of the Manufacturer,
the Owner shall follow up and pay all renewal fees and otherwise maintain the Patents and rights in the Patents and the Trade
Marks provided, however, that the parties agents and attorneys retained for such purpose shall be jointly appointed by the Owner and the Manufacturer. Each party further agrees to notify the other at the time it makes an application for a patent or trade mark or acquires any right in a patent or trade mark which is or becomes subject to the terms of this agreement, such notice to include the expiration dates of any period during which a related patent or trade mark application must be filed in any other country.

14.3	In the event that either the Owner or the Manufacturer
decides not to file for patent protection for any invention or discovery relating to the Products, it agrees to notify the other party within thirty days after such decision in order to allow such other party to pursue any rights to such invention or discovery.

14.4	If either the Owner or the Manufacturer intends to dispose
of or abandon any of the Patents, rights in the Patents, patent application or the right to file under the Paris Convention for a foreign patent (the Patent Interest) which would be covered by this agreement, it shall promptly notify the other party of such intention and give such other party sufficient notice to permit it to take all steps necessary to preserve such Patent Interest. Such other party shall then have the right during a sixty-day period commencing with such notification to assume any such Patent
Interest which the notifying party intends to dispose of or abandon and to undertake the procuring or preserving of such Patent Interest to itself. The notifying party will co-operate with the other party in such endeavor (including making an assignment of full right, title and interest in the Patent
Interest) provided that such other party shall bear all costs (including any tax liability) in connection therewith. Nothing in this agreement shall prevent the Manufacturer from assigning or selling its rights to receive Royalties or its reversionary rights in anticipation of termination of the license granted by this agreement.

14.5	Each of the Manufacturer and the Owner shall render all
reasonable assistance free of charge if so requested by the other in the prosecution of any present or future Patent applications in the Territory and shall do all things in its power towards maintaining the validity and enforcement of any Patents which may have issued or which may issue in respect of such Patent applications. The Manufacturer shall at the cost of the Owner render all practicable assistance, if so requested by the Owner, in connection with and in support of any application by the Owner for the extension of the terms of any Patent.

15.0	 Trade Marks and Other Proprietary Marks

15.1	The Manufacturer is authorized, but not obligated to
describe, refer to and advertise itself as a Manufacturer of the Owner for the manufacture of the Products in the Territory.

15.2	The Manufacturer agrees to display prominently on all of
the packaging and containers for Products manufactured and offered for sale, the trade name Global Qiblah Locator@, including any additions or modifications thereof. Below this identification and / or any trade mark owned or developed for Owner, the Manufacturer may affix an additional mark showing that the manufacture has been made in the workshops of the Manufacturer. Text and size, however, shall not exceed one-half the above trade name . The Manufacturer agrees to use only the packaging, containers, labels, designs, advertising and descriptive material which have been approved by the Owner prior to their use. The Manufacturer shall be diligent in submitting such materials to the Owner for approval, and the Owner agrees to respond within a reasonable period. As far as possible, standard programs, outlines and procedures shall be established for advertising, promotion work and packaging.
Routine minor matters handled in accordance with accepted and approved outlines and plans need not be submitted to the Owner for specific approval, except that all advertising copy must be approved by the Owner. The Owner agrees to provide the Manufacturer with appropriate designs for labels and containers.

15.3	The Manufacturer agrees that its right to use the trade
name and trade mark shall be conditional upon its selling only
Products of a quality equal to those being produced at any given time by the Owner, or at the Owners discretion, in accordance with the reasonable standards of quality specified from time to time by the Owner.

15.4	In the event that the Owner decides to apply for
registration of any one or more of the Trade Marks and/or Patents in connection with the Products in the Territory, the Owner shall notify the Manufacturer in writing and may request and obtain the Manufacturer's advice and assistance if required, and keep the Manufacturer informed of pertinent developments and / or the issuance of registration. The cost of any such registration of trade marks and/or patents shall be for the account of the Owner and all such registrations shall be applied for and issue in the name of and as the sole property rights of the Owner.

15.5	If any Trade Marks of the Owner are used by the
Manufacturer, alone or in combination with other trade marks of the Owner or the Manufacturer, in such manner as to be distinctive by reason of design, color, format or any other reason, such distinctive features and associated good will shall become the property of and enure to the benefit of the Owner, and the Manufacturer agrees that it will, without any payment or other consideration, sign and execute such documents as are necessary to transfer and assign all rights thereto to the Owner.

15.6	Should the law or regulations of any part of the Territory
invest the Manufacturer with any property rights to any of the Trade Marks or Patents, the Manufacturer shall promptly, freely and co-operatively relinquish to the Owner any and all such rights upon termination of this agreement for any reason, without recourse or cost to the Owner and shall thereafter refrain from any further usage of the said Trade Marks or Patents.

15.7	Following termination of this agreement for any reason
whatsoever, the Manufacturer agrees not to register or use any of the Trade Marks, or any trade marks or trade names which are the same as or confusingly similar to the Trade Marks. This obligation shall survive the termination of this agreement for a period of time not exceeding three years..

16.0	 Manufacturers Indemnity of Owner -- Insurance

16.1	Manufacturer agrees to indemnify and hold the Owner
harmless against any liability, damage or expense (including costs and attorneys fees and expenses) by reason, or arising out of or relating to any acts, duties or obligations or omissions of the Manufacturer or of any personnel employed or otherwise engaged by the Manufacturer to perform the Manufacturers obligations and duties under this Agreement, and the Manufacturer shall, at the request of the Owner assume the defense of any demand, claim, action, suit or proceeding brought against the Owner by reason thereof and pay any and all damages assessed against or that are payable by the Owner as the result of the disposition of any such demand, claim, action, suit or proceeding. Notwithstanding the foregoing, the Owner may be represented in any such action, suit or proceeding at its own expense and by its own counsel.

16.2	For the carrying out of the covenant contained above, but
without limiting the generality thereof, the Manufacturer shall procure and maintain, in full force and effect, a comprehensive general liability insurance policy or policies with personal injury liability blanket, contractual liability and completed operations liability insurance endorsements protecting the Manufacturer and the Owner and their officers and employees against any loss, liability or expense due to personal injury, death or property damage or otherwise arising out of or occurring in connection with the business of the Manufacturer. The Owner shall be an additional insured in such policy or policies which shall be written by a responsible insurance company or companies licensed to do business in the Territory and meeting with the reasonable approval of the Owner, with a combined single limit of not less than Two million dollars for bodily injury or death and for property damage. Such policy or policies shall provide that they will not be canceled or altered without at least sixty days prior written notice to the Owner. Within ten days after execution of the agreement, the Manufacturer shall furnish the Owner with a certificate or certificates of such insurance, together with evidence that the premiums therefor have been paid. Maintenance of such insurance and the performance by the Manufacturer of its obligations under this paragraph shall not relieve the Manufacturer of liability under the indemnity provisions set forth in this agreement.

17.0	 Confidentiality

17.1	All information, including the Know-How, other than
information generally known in plastic injection molding industry or information made known by a third party to the Manufacturer other than as a consequence of the Manufacturers relationship with the Owner (Confidential Information) supplied by or on behalf of the Owner pursuant to this agreement shall be treated as confidential by the Manufacturer and shall be used solely to enable the Manufacturer to manufacture, use, sell and develop a market for the Products in accordance with this agreement, and all documents containing or disclosing such Confidential Information shall at all times be and remain the property of the Owner;
provided, however, that the Owner shall not during the continuance of this agreement demand the delivery of such documents from the Manufacturer.

17.2	The Manufacturer covenants and agrees that no Confidential
Information given to it by or on behalf of the Owner in the manner described or otherwise shall be disclosed to anyone outside the organization of the Manufacturer without the prior written consent of the Owner.

17.3	The Manufacturer agrees to use all reasonable efforts to
take such action as may be appropriate to prevent the unauthorized use and disclosure of, and to keep confidential all such Confidential Information, including:

(a)	 ensuring that such Confidential Information is
disclosed only to responsible employees of the Manufacturer who have first been properly instructed to maintain such Confidential Information in confidence;

(b)	not disclosing to any third party the terms and
conditions of this agreement;

(c) 	not disclosing methods of manufacture or sale of the
Products including production and marketing plans; and

(d)	safeguarding all documents against theft, damage or
access by unauthorized persons.

17.4	Permitted Disclosure: Nothing contained in this agreement
shall prevent the Owner or the Manufacturer from making disclosure of any of the Confidential Information to:

(a) any authorized body for the sole purpose of obtaining registration of any Patent for any invention or discovery which is the subject of this agreement; or

(b) any other person, firm or corporation for the purpose of promoting the sale or use of Products by the Owner and any of its other Manufacturers or by the Manufacturer and any of its permitted sub-Manufacturers, provided that the Manufacturer shall obtain from the persons to whom such disclosure is made a covenant of non-disclosure in favor of both the Owner and the Manufacturer.

18.0	 Books and Records

18.1	The Manufacturer shall keep at its principal place of
business, clear and proper books of account showing production and sales of Products subject to royalties under this agreement and agrees that within thirty days following the last days of March, June, September and December, it will submit a written statement giving the total sales of the Products for the quarter being reported.

18.2	The Owner shall have access to the books and records of the
Manufacturer at all reasonable times to check all relevant figures and information affecting or relating to the Manufacturers operations under this agreement, including the amount of sales of the Products made hereunder by the Manufacturer and the amount of royalties payable under this agreement; provided, however, that if both the Owner and the Manufacturer agree upon an independent agency such as a firm of chartered accountants to represent them, either the Owner or the Manufacturer may at its election substitute for the Owners examination a certificate of the mutually agreed-upon firm of accountants as to the amount of sales and the amount of royalties payable under this agreement and as to any other information and figures that determine or relate to the operations of the Manufacturer under this agreement. The
Manufacturer shall supply the Owner with a statement of its regular auditors at the time of its regular yearly audit, certifying the number of Products manufactured and the amount of sales thereof and other figures and information necessary or helpful in determining production or sales of the Products and the amount of royalties payable under this agreement.

18.3	The Owner shall be entitled to appoint {chartered
accountants] to audit the production records for the production of the Product, and the Manufacturer shall give access to such records and supporting documentation and otherwise reasonably assist in such audit so that the Owner may obtain independent verification of the written statements referred to above. In the event that such audit reveals an error in favor of the Manufacturer in excess of 3% of the amount stated in the production statements for the year in question, then, in addition to any other remedies the Owner may have, the Owner may terminate this agreement forthwith.

18.4	Notwithstanding termination of this agreement, the
Manufacturer shall permit such examinations to continue to take place until all outstanding claims have been settled to the satisfaction of the Owner.

19.0	Excusable Delay

19.1	In case of force majeure preventing or hindering either
party from performing its obligations under this agreement, the affected party may give written notice to the other containing reasonable particulars of the force majeure in question and the effect of such force majeure as it relates to the obligations of the affected party and such force majeure shall not constitute a default under this agreement, provided that the party affected by the delay makes reasonable efforts to correct the reason for such delay. Such notice shall entitle the affected party to suspend deliveries or payments, as the case may be. For the purpose of this agreement, force majeure shall mean any of the following events beyond the control of the parties:

(a) lightning, storms, earthquakes, landslides, floods, washouts and other acts of God;

(b) substantial or material fires, explosions, breakage of or accidents to plant, machinery, equipment and storage of the supplier;

(c) strikes, lockouts or other industrial disturbances of the supplier;

(d) civil disturbances, sabotage, war, blockades, insurrections, vandalism, riots, epidemics,

(e) inability to obtain supplies necessary to manufacture and package the Products at the suppliers plants, if inability is industry-wide among similar manufacturers or inability to obtain electric power, water, fuel or other utilities, or services necessary to operate the plants; and

(f) any other material event that could reasonably be considered to be force majeure by reason that it is beyond the control of the party affected; but shall not include the inability of either party to obtain financing or any other financial inability on the part of either party.

20.0	Warranty

20.1	The Manufacturer warrants to the Owner that the Products
shall be of merchantable quality. The Manufacturer, at its option, and at its cost, shall replace any Products which fail to comply with such warranty or shall refund the purchase price paid to the Manufacturer therefor. The period of the warranty shall extend for a period of six months after the date of sale of the Products to a customer and for a period of ninety days from the date of sale of replacement or spare parts to a customer.

20.2	The aforesaid warranty shall be the only warranty made by
the Manufacturer with respect to the Products and is in lieu of all obligations or liabilities on the part of the Manufacturer for damages including, but not limited to, consequential damages arising out of or in connection with the sale, use or performance of Products.

20.3	The Manufacturer shall not make any representation or
warranty to customers which shall differ from or exceed in any way those made by the Owner in its published literature or in its terms and conditions of sale.

21.0	Manufacturers Status

The relationship between the Manufacturer and the Owner is intended to be and shall be that of buyer and seller, and the Manufacturer and its employees, agents and representatives shall under no circumstances be considered agents, partners, joint venturers or representatives of the Owner. The Manufacturer shall not act or attempt to act, or represent itself, directly or by implication, as agent, joint venturer, partner or representative of the Owner or in any manner assume or attempt to assume or create any obligation or liability of any kind, nature or sort, express or implied, on behalf of or in the name of the Owner.

21.2	The relationship created by this agreement does not
constitute the granting of a franchise to the Manufacturer by the Owner and no federal or provincial franchise statute, law, regulation or rule is intended to or has been applied by the parties, nor shall any such franchise, statute, law, regulation or rule be deemed or construed to apply to the formation, operation, administration or termination of this agreement.

22.0	 Term and Termination

22.1	 Either party may terminate this agreement without notice
or other act if,

(a) the other party is in default in any material respect in the performance of any of its obligations under this agreement or otherwise commits any material breach of this agreement, and such default continues after thirty days written notice from the non-defaulting party to the defaulting party stating the particulars of such default (for the purposes herein, any failure to make any payment due under this agreement shall be a material default);

(b) bankruptcy or insolvency proceedings are instituted by or against the other party, which the other party does not defend or which it is not successful in defending, or the other party is adjudicated a bankrupt, becomes insolvent, makes an assignment for the benefit of creditors or proposes or makes any arrangements for the liquidation of its debts or a receiver or receiver and manager is appointed with respect to all or any part of the assets of the other party;

(c) if any sovereign entities or political subdivisions in the Territory enact legislation relating to the relationship created by this agreement which grants rights to the Manufacturer which are not granted by this agreement, this agreement shall terminate automatically one day prior to the date such legislation becomes effective; or

(d) in the event an excusable delay fails to permit either party to fulfil its obligations after a delay of six months after the date the obligation would have been required to have been fulfilled but for the occurrence of the excusable delay.

22.2	The Owner may terminate this agreement without notice or
other act if,

(a) the whole or substantially the whole of the assets of the Manufacturer are sold or conveyed;

(b) the Manufacturer assigns or purports to assign this agreement without the prior written consent of the Owner;

(c) the Manufacturer attempts to change the control and/or management of the Manufacturers organization, which change shall be unacceptable to the Owner, in the Owners sole discretion;

(d) the Manufacturer states in writing that it intends to cease manufacturing, marketing or selling the Products; or

(e) the Manufacturer shall have failed to substantially meet market demand for the Products.

22.3	For greater certainty, if the Manufacturer is a
corporation, partnership or other business entity which offers its shares, units or other evidence of equity ownership to the public, a change in effective control in fact shall be deemed to have occurred when at least 20% of such equity ownership has been transferred and if the Manufacturer does not offer its shares, units or other evidence of equity ownership to the public, a change in effective control in fact shall be deemed to have occurred when at least 40% of such equity ownership has been transferred.

23.0	 Events Upon Termination

23.1	Upon termination of this agreement for any cause
whatsoever,

(a) all Royalties, including Royalties on the Products then on hand or in the course of manufacture, distribution or sale shall immediately become due and payable;

(b) the Manufacturer shall forthwith, and not later than thirty days thereafter, return free of any charge to the Owner, all written information of whatever kind, including graphic and electronically or magnetically recorded documents furnished by the Owner or created by the Manufacturer in relation to the Products including, without limitation, notes, memoranda, diaries, records, drawings, prints, sketches, plans, specifications and other technical information made by the Manufacturer or its agents, affiliates or employees and copies of any kind made thereof by anybody, and derived from the technology of the Patents, Know-How, Trade Marks, Products or the manufacture thereof; further, the Manufacturer agrees that it will forthwith discontinue the use of and refrain from using, disclosing or exploiting the Know-How and any technical data and information pertaining thereto or any improvement or development in respect thereof disclosed to it under this agreement by the Owner and from manufacturing or selling the Products and the Owner shall forthwith have the right to institute proceedings for infringement of any of its Patent and Trade Mark rights then in force;

(c) the Manufacturer shall turn over to the Owner all sales inquiries and unfilled orders and the parties shall negotiate the amount of compensation, if any, which the Manufacturer may receive therefor; and

(d) the Manufacturer shall cease trading in the Products and shall notify all dealers and other interested parties of the termination. The Manufacturer shall further cease to make any representations to the public that it is an authorized manufacturer, marketer or dealer of the Products.

23.2	Notwithstanding any such termination:

(a) all warranties set out in this agreement and all obligations of indemnification shall survive and continue to bind the parties for the earlier of six months after the date of termination of this agreement or the expiry date expressly warranted for any specific item;

(b) the Manufacturer shall honor any remaining payment obligations set out in this agreement;

(c) the Manufacturer shall be permitted to sell all Products manufactured prior to the termination, provided such sales are completed by delivery of goods and receipt of payment therefor within three months of the date of such termination and are subject to the payment obligations as set out in this agreement.

24.0	Damages

If the Owner unilaterally terminates this agreement for any reason other than those set forth in this agreement, then the Owner shall pay to the Manufacturer as liquidated damages the sum of $US 25,000.00 The payment shall not be made in the event that the Owner terminates this agreement due to the fact that the Manufacturer has failed to perform any of its obligations or duties under this agreement.

25.0	Conformity with Local Laws

25.1	The rights and obligations of the parties under this
agreement shall be subject to all applicable laws, orders, regulations, directions, restrictions and limitations of the governments having jurisdiction of the parties. In the event, however, that any law, order, regulation, direction, restriction or limitation, expropriation, seizure or interpretation thereof shall in the judgment of either party substantially alter the relationship between the parties under this agreement, or the advantages derived from such relationship, either party may request the other party to modify this agreement, and if, within fifteen days subsequent to making such request, the parties are unable to agree upon a mutually satisfactory modification hereof, then the adversely affected party may terminate this agreement on fifteen days notice given to the other party, not later than thirty days following the end of such thirty day period.

25.2	The parties shall each at its own expense in its own
countries, take such steps as may be required to satisfy the laws and requirements of the respective countries with respect to declaring, recording or otherwise rendering this agreement valid.

26.0	Disclosure

26.1	This agreement may be filed with any governmental agency or
official as determined to be appropriate by either party.

27.0	Dispute Resolution

27.1	All disputes, controversy or claims arising out of or in
connection with or in relation to the contract, including any question regarding its existence, validity or termination, shall be submitted to and be subject to the jurisdiction of the courts of the Province of British Columbia (including the Supreme Court of Canada) which shall have exclusive jurisdiction in the event of any dispute under this agreement. The parties irrevocably submit to the jurisdiction of such courts to finally adjudicate or determine any suit, action or proceedings arising out of or in connection with this agreement. In the alternative, the parties may agree to submit the matter to arbitration in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules.

28.0	Assignment

28.1	Neither this agreement nor any of the rights or duties of
the Manufacturer shall be assigned, transferred or conveyed by the Manufacturer, by operation of law or otherwise, nor shall this agreement or any rights of the Manufacturer enure to the benefit of any trustee in bankruptcy, receiver, creditor, trustee or successor of the Manufacturers business or of its property, whether by operation of law or otherwise, or to a purchaser of all of the shares of the Manufacturer or to a purchaser of the entire business or substantially all of the assets of the Manufacturer, without the prior written consent of the Owner. The Manufacturer acknowledges that the Owner may assign this agreement to an affiliate or subsidiary.

29.0	Language

29.1	Upon execution, this agreement may be translated into the
language of the Territory provided, however, that in the event of any diversion between the English language version and any other version, the English language version shall prevail.

30.0	Extended Meanings

30.1	Words importing the singular number include the plural and
vice versa and words importing gender include all genders.

31.0	Interpretation not affected by Headings

31.1	The division of this agreement into paragraphs and the
insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

32.0	Applicable Law

32.1	This Agreement is made, executed, and delivered in
Vancouver, British Columbia Canada, and any controversy arising hereunder or in relation to this Agreement shall be governed by and construed in accordance with the domestic laws of the Province of British Columbia, Canada. The parties hereto hereby agree that the application of the United Nations Convention on Contracts for the International Sale of Goods to this Agreement does not apply and is strictly excluded.

33.0	Entire Agreement

33.1	This agreement constitutes the entire agreement of all the
parties with respect to the subject-matter hereof and, except as stated in this agreement and in the instruments and documents to be executed and delivered pursuant to it, contains all of the representations, undertakings and agreements of all parties respecting the subject-matter hereof. There are no representations, undertakings or agreements of any kind between all the parties respecting the subject-matter hereof except those contained in this agreement.

34.0	Severability

34.1	The invalidity or unenforceability of any provision of this
agreement shall not affect the validity or enforceability of any other provision.

35.0	Currency

35.1	Unless otherwise specifically provided in this agreement,
all references to dollar amounts or other money amount are expressed in terms of lawful money of the United States of America.

36.Notices

36.1	Any notice or other documents required or permitted to be
given under this agreement shall be in writing and shall be delivered, mailed by prepaid registered mail, return receipt requested or sent by facsimile transmission addressed to the party or parties to whom it is to be given at the address shown below or at such other address or addresses as the party or parties to whom such writing or document is to be given shall have last notified all other parties in accordance with the provisions of this paragraph:

(a) if to the Manufacturer at:
Qiblah Technologies Ltd.
46 Stander Street
Brackenhurst
Alberton 1449, South Africa

(b) if to the Owner at:
Qiblah International
Industries Ltd.
Suite 1710, 1177 West Hastings
Street
Vancouver, British Columbia, Canada
V6E 2L3

36.2	Any such notice or other document shall:

(a) if delivered, be deemed to have been given and received at the place of receipt on the date of delivery, provided that if such date is a day other than a business day in the place of receipt, such notice or document shall be deemed to have been given and received at the place of receipt on the first business day in the place of receipt, thereafter;

(b) if transmitted by facsimile transmission, be deemed to have been given and received at the place of receipt on the next business day in the country of receipt, following the day of sending, provided that the sender has received telephone confirmation from the recipient of receipt of same on or before the date transmission is deemed to have been received as above, and

(c) if mailed, be deemed to have been given and received at the place of receipt on the date of actual receipt.

36.3	In the event of postal disruption, such notices or
documents must either be delivered personally or sent by facsimile transmission.

37.0	Amendment of Agreement

37.1	None of the terms, conditions or provisions of this
agreement shall be held to have been changed, waived, varied, modified or altered by any act or knowledge of either party, their respective agents, servants or employees unless done so in writing signed by both parties.

38.0	Waiver of Breach

38.1	No waiver on behalf of any part of any breach of the
provisions shall be effective or binding on such party unless the same shall be expressed in writing and any waiver so expressed shall not limit or affect such partys rights with respect to any future breach of any of the provisions of this agreement.

39.0	Further Assurances

39.1	Each of the parties covenants and agrees that he, his
heirs, executors, administrators, successors and permitted assigns will execute such further documents and do and perform or cause to be done and performed such further and other acts as may be necessary or desirable from time to time in order to give full effect to the provisions of this agreement.

40.0	Successors and Assigns

40.1	This agreement shall be binding on and enure to the benefit
of the successors and assigns of both parties and all persons or corporations succeeding to or acquiring the business now carried on by the Owner or the Manufacturer. The Manufacturer shall not be entitled to assign this agreement in whole or in part without the consent in writing of the Owner, which consent shall not be unreasonably withheld.

41.0	Time

41.1	When calculating the period of time within which or
following which any act is to be done or step taken the date which is the reference day in calculating such period shall be excluded.

42.0	Time of the Essence

42.1	Time shall be of the essence of this agreement.

In witness whereof the parties have duly executed this agreement as of the date first above written.

The Common Seal of
QIBLAH TECHNOLOGIES LTD.
was hereunto affixed in the presence of c/s



By: /s/___________________________
Authorized Signatory



The Common Seal of
QIBLAH INTERNATIONAL INDUSTRIES LTD.
was hereunto affixed in the presence of c/s



By: /s/___________________________
Authorized Signatory

SCHEDULE A TO THE AGREEMENT DATED 30TH OCTOBER, 1997
 BETWEEN QIBLAH INTERNATIONAL INDUSTRIES LTD.
 AND QIBLAH TECHNOLOGIES LTD.

Patent of March 26, 1998

	This one page exhibit, which is unable to be placed in electronic media, is a patent issued by the South Africa patent office on March 26, 1997 in the name of Rolf K. Papsdorf. This patent (Application No. 972622) covers a direction locating device and bears the official stamp of the Registrar of Patents, Designs,, Trade Marks, and Copyright.

SCHEDULE B TO THE AGREEMENT DATED 30TH OCTOBER, 1997
 BETWEEN QIBLAH INTERNATIONAL INDUSTRIES LTD.
 AND QIBLAH TECHNOLOGIES LTD.

This Agreement is dated for reference the 2 9th Day of October,
1997

BETWEEN

ROLF K.. PAPSDORF, Businessman, in care of G. Nagel,
Wittelsbacherstrasse 42, 82110 Germering, Germany, or his lawfully designated nominee, hereinafter called Owner
AS PARTY OF THE FIRST
PART
AND

QIBLAH INTERNATIONAL INDUSTRIES LTD., a private corporation pursuant to the laws of the Province of British Columbia, with its executive offices at Suite 2400, 1177 West Hastings Street, Vancouver, BC, V6E 2K3, and its lawfully appointed nominee(s) hereafter called Qiblah

AS PARTY OF THE SECOND PART

WHEREAS:

A.	Owner is the inventor and developer of an personal use
portable electronic device, as described as Direction
Finder in Patent Application 97/2622, Registered 26th
March, 1997 by Patent Attorneys Adams & Adams, Pretoria, Republic of South Africa, a copy of which Application is attached hereto as Schedule A to this Agreement, hereinafter called the Patent; the purpose of which device is to locate from any place in the world, the true direction of the City of Makkah, the birthplace of Mohammed; and

B.	The Patent Application empowers the Owner to register the
Patent in each country which is a subscriber to the International Patent Protection Treaty, of which Treaty
South Africa is a signatory; and

C.	The Owner wishes to assign to Qiblah the whole of the
Patent rights existing under the Patent Application.

NOW THIS AGREEMENT WITNESSES that in consideration of the sum of Ten dollars of lawful currency of Canada ($10.00) now paid by each Party to the other, the receipt and sufficiency of which is by each Party to the other hereby acknowledged and other good and valuable consideration, the Parties hereto are agreed as follows:

1.	Assignment.

Owner hereby assigns, sets over and transfers to Qiblah, absolutely, and Qiblah does hereby accept such assignment, effective from the date hereof, of the legal and beneficial rights of registration and ownership of the Patent Application and Patent subsequently pursuant to the Patent Application appealing in Schedule A hereto.

2.	Purposes of Agreement

This agreement is made to secure to Qiblah absolutely, from the date of this Agreement, the Patent rights for the countries described in paragraph 1 and to permit Qiblah to deal with the licensing of such rights without further or other enquiry by the party or parties acquiring such rights as Qiblah may license, as to the ownership of Qiblah of the Patent rights or the right of Qiblah to deal with such rights in any manner and upon such terms and conditions as Qiblah may in its sole and arbitrary discretion.

3.	License Fees

The license fees and other terms and conditions existing between the Owner and Qiblah under an Agreement dated 12 September, 1997 between the Owner and Qiblah shall remain unaltered by this agreement and in the event of any conflict, either in interpretation or in effect of law, the provisions of this agreement shall have precedence.

4.	Qiblah Right of Assignment

Qiblah shall have the right at any time and from time to time to assign, contract or otherwise deal with the Patents assigned to Qiblah under this Agreement, with any person or corporation, on such terms and conditions as to Qiblah, in its sole and arbitrary discretion may deem necessary or advisable, subject to the performance by Qiblah of its obligations under paragraph 3

5.	Representations and Warranties of the Owner

The Owner hereby represents and warrants to Qiblah that:

(a)	The Owner is the recorded and sole beneficial owner of
all of the Patent Application appearing in Schedule
B hereto and any other rights titles and interest in and to the Direction Finder; and

(b)	The Owner, at the expense of Qiblah, shall register in
the name of Qiblah the Patent for each and every of the Countries for which Qiblah set out in paragraph 2 of this Agreement and shall provide to Qiblah timely written notice of such registration; thereafter Qiblah shall be solely responsible for the maintenance of the Patent and all associated fees and expenses; and

(c)	Entering into this Agreement does not conflict with
any applicable law of the Republic of Germany or of the Republic of South Africa nor does it conflict with, or result in a breach of or accelerate the performance required under any contract or other commitment to which he is a party or by which he is bound; and


(d)	Owner has the exclusive and unencumbered right to
enter into this Agreement and possesses all necessary authority to assign to Qiblah all of the rights, titles and interests of the Owner in and to the Patent and intellectual property rights appurtenant thereto for all of the countries described in paragraph 2 hereof in accordance with the terms and conditions of this Agreement; and

The representations and warranties hereinbefore set out are conditions upon which Qiblah has relied in entering into this Agreement and same shall survive the term of this Agreement and the Owner hereby contracts and agrees to forever indemnify and hold harmless Qiblah from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by him and contained in this Agreement.

6.	Representations and Warranties of Qiblah

Qiblah represents and warrants to the Owner that:

(a)	It is a company in good standing under the laws of the
Province of British Columbia, one of the Provinces of Canada and that it has full corporate power and authority to enter into this Agreement; and

(b)	Execution of this Agreement by Qiblah does not
conflict with any applicable law or with its charter nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is a part, or by which it is bound; and

The representations and warranties hereinbefore set out are conditions upon which the Owner has relied on entering into this agreement and shall survive the term of this Agreement and Qiblah hereby contracts and agrees to indemnify and hold harmless the Owner from all loss, damage costs, actions and suits arising out of or in connection with any breach of any representations or warranty made by them and contained in this Agreement.

7.	Notices

(a)	Any notice, election, consent or other writing
required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or if mailed by registered air mail or by telegram or fax, addressed as follows:

In the case of the Qiblah:

Qiblah International Industries Ltd.
2400 - 1177 West Hastings Street
Vancouver, BC V6E 2K3

In the case of the Owner:

                        Mr. Kurt Rolf Papsdorf
c/o G. Nagel
                        82110-Germering
                        Wittelsbacher Str. 42
                        Germany

and any such notice given as aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the tenth business day following the date of mailing, or, if telegraphed or faxed, on the next succeeding day following the telegraphing or faxing thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph.

8.	General Terms and Conditions

(a)	The parties hereto hereby covenant and agree that they
will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectively carry out the intent of this Agreement.

(b)	No changes, alternations. or modifications of this
Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto.

(c)	The titles to the articles to this Agreement shall not
be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

(d)	The schedules to this Agreement shall be construed
with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

(e)	This Agreement shall be governed by and interpreted
in accordance with the laws in effect from time to time in the Province of British Columbia, Canada, and the parties hereto attorn to the courts of British
Columbia for the resolutions of any disputes arising out of this Agreement.

	(f)	This Agreement shall enure to the benefit of and be
binding upon the parties hereto and their respective heirs, successors and assigns.

(g)	All references to the masculine case shall include the
feminine case and the plural case where the context may so indicate; reference to he when referring to the Owner or to the Owner directly, shall mean the owners collectively, jointly and severally.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

Signed, Sealed and Delivered by
/s/
Rolf K. Papsdorf
ROLF K. PAPSDORF						 Rolf
K. Papsdorf
in the presence of the following witness:


/s/Lee Tupper
Lee Tupper
Vancouver, BC, Canada V6G IN6

The Common Seal of
QIBLAH INTERNATIONAL INDUSTRIES LTD.
Was affixed by its duly authorized signatories
		Corporate Seal

/s/ Dieter K. Schindelhauer
	/s/Malcolm B. Fraser
Dieter K. Schindelhauer
	Malcolm B. Fraser
President, Director
	Secretary, Director

SCHEDULE A TO THE AGREEMENT DATED 29TH OCTOBER, 1997
 BETWEEN ROLF K. PAPSDORF AND
 QIBLAH INTERNATIONAL INDUSTRIES LTD.

Patent of March 26, 1998

This one page exhibit, which is unable to be placed in electronic media, is a patent issued by the South Africa patent office on March 26, 1997 in the name of Rolf K. Papsdorf. This patent (Application No. 972622) covers a direction locating device and bears the official stamp of the Registrar of Patents, Designs,, Trade Marks, and Copyright.

SCHEDULE B TO THE AGREEMENT DATED 29TH OCTOBER, 1997
 BETWEEN ROLF K. PAPSDORF AND
QIBLAH INTERNATIONAL INDUSTRIES LTD.

COUNTRIES OF ISLAM


COUNTRY
POPULATION* (Millions)
Algeria           27.0
Egypt             57.0
India            873.0
Indonesia        186.0
Iran              60.0
Iraq              19.0
Jordan             3.5
Liberia            2.8
Libya              4.5
Kuwait             2.4
Malaysia          18.6
Morocco           27.0
Oman               1.6
Syria             14.0
Saudi Arabia      16.0
Tunisia            8.0
Turkey            58.0
Pakistan         123.0
United Arab
 Emirates          2.5
Yemen / South
 Yemen            12.0
Canada and 80
 other convention
 countries        20.0
Total           1536.3 (1,536,300,000)
* Basis 1993 World Atlas; Published by Rand McNally, 1995

SCHEDULE C TO THE AGREEMENT DATED 30TH OCTOBER, 1997
 BETWEEN QIBLAH INTERNATIONAL INDUSTRIES LTD.
 AND QIBLAH TECHNOLOGIES LTD.

PRODUCTS

The Global Qiblah Locator, comprising the following manufactured and sub-contracted parts:

1.	Compass
2.	Top Housing (Injection molded plastic
3.	Bottom Housing (Injection molded plastic)
4.	Printed circuit Board
5.	Liquid Crystal Display and contacts
6.	Circuit Board electronic components (Population)
7.	Micro Chip and liquid crystal display driver
8.	Battery holder
9.	Membrane Touch Control
10.	Map
11.	Screws
12.	Assembly jigs
13.	Advertising materials

SCHEDULE D TO THE AGREEMENT DATED 30TH OCTOBER, 1997
 BETWEEN QIBLAH INTERNATIONAL INDUSTRIES LTD.
 AND QIBLAH TECHNOLOGIES LTD.

TERRITORIES

Continent of Africa
Yemen, north and south
United Arab Emirates
Saudi Arabia
Oman
Syria
Iran
Jordan

SCHEDULE E TO THE AGREEMENT DATED 30TH OCTOBER, 1997
 BETWEEN QIBLAH INTERNATIONAL INDUSTRIES LTD.
 AND QIBLAH TECHNOLOGIES LTD.

TRADE MARKS

NONE

EXHIBIT 10.4


This letter is an amendment to Schedule "A", Assets Inventory, of the Purchase Agreement dated January 12, 1999, between DIRECTION TECHNOLOGIES INC. and QIBLAH INTERNATIONAL INDUSTRIES LTD.

WHEREAS the assets and technology purchased as described in Schedule "A" is changed to exclude the following:

Tools, Dies and related manufacturing items for integrated L.C.D.'s display units.

Injection moulding tools.

1 set of technical drawings

Inventory comprised of:     5000 compass's
                            4000 L.C.D.'s
                            2000 Casings


Dated this 15th day of July, 1999






/s/Dieter Schindlhauer
----------------------
Dieter Schindelhauer
QIBLAH INTERNATIONAL INDUSTRIES LTD.







/s/Malcolm Fraser
-----------------
Malcolm Fraser
DIRECTION TECHNOLOGIES INC.

Exhibit 27  Five Historical Exchange Rates: U.S. Dollar to Rand


Conversion Table: U.S. Dollar to South African Rand (Interbank Rate)

Dates: May 18, 1994; December 31, 1994; December 31, 1995; December 31, 1996;
December 31, 1997; December 31, 19998; May 18, 1999:


May 18, 1994:        3.6595
December 31, 1994:   3.5445
December 31, 1995:   3.6445
December 31, 1996:   4.6780
December 31, 1997:   4.8645
December 31, 1998:   5.8625
May 18, 1999:        6.21110

EXHIBIT 99.1


                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                         REPORT AND FINANCIAL STATEMENTS
                                December 31, 1998
                             (Stated in US Dollars)
                              --------------------

                                AUDITORS' REPORT

To  the  Directors,
Direction  Technologies  Inc.

We have audited the balance sheet of Direction Technologies Inc. (A Development Stage Company) as at December 31, 1998 and the statement of loss and deficit accumulated during the development stage, stockholders' equity and cash flows for the period April 30, 1998 (Date of Incorporation) to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and its cash flows for the period April 30, 1998 (Date of Incorporation) to December 31, 1998, in accordance with generally accepted accounting principles in the United States.


Vancouver, Canada                                              /s/AMISANO HANSON
February 5, 1999                                           Chartered Accountants


Comments  by  Auditors  for  U.S.  Readers  on  Canada - U.S. Reporting Conflict
--------------------------------------------------------------------------------
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements in respect of the developmental nature of the company and its losses from operations, substantial doubt about the company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated February 5, 1999 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada                                              /s/AMISANO HANSON
February 5, 1999                                           Chartered Accountants

                             SEE ACCOMPANYING NOTES
                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                           December 31, 1998 (Audited)
                   and December 31, 1998 Pro-forma (Unaudited)
                             (Stated in US Dollars)
                              --------------------

                                  ASSETS
                                  ------
                                               (Note 3)
                                             (Unaudited)
                                              Pro-forma
                                              December 31,       December 31,
                                                 1998                1998
                                                 ----                ----
Current
   Prepaid expenses                           $     650          $     650
   License fees                                  50,000                -
   Technology rights                            500,000                -
   Investment in Qiblah Technologies Limited          1                -
                                               --------           --------
                                              $ 550,651          $     650
                                               --------           --------
                                   LIABILITIES
                                   -----------
Current
   Accounts payable                           $  51,500          $   1,500

                              STOCKHOLDERS' EQUITY
                              --------------------
Share capital
   Authorized:
    50,000,000 common shares, $0.001 par value
    10,000,000 preferred shares, $0.001 par value
  Issued:
     5,000,000 common shares                      5,001                -
Contributed surplus                             495,000                -

Deficit accumulated during the development
 stage                                           (  850)            (  850)
                                               --------            --------
                                                499,151          $     850
                                                -------            --------
                                              $ 550,651          $     650
                                                -------            --------
Nature and Continuance of Operations  -  Note 1
Commitments  -  Note 7

APPROVED BY THE DIRECTORS:

 /s/ Ken Liebscher                       /s/Dieter Schindelhauer
----------------------------,Director   --------------------------,Director

                             SEE ACCOMPANYING NOTES

                             SEE ACCOMPANYING NOTES
                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                          STATEMENT OF LOSS AND DEFICIT
                    ACCUMULATED DURING THE DEVELOPMENT STAGE
    for the period April 30, 1998 (Date of Incorporation) to December 31, 1998
                                    (Audited)
          and the period ended December 31, 1998 Pro-forma (Unaudited)
                             (Stated in US Dollars)
                              --------------------


                                               (Note 3)
                                             (Unaudited)
                                              Pro-forma
                                              December 31,       December 31,
                                                 1998                1998
                                                 ----                ----
Expenses
   Legal and accounting                       $     850          $     850
                                               --------           --------
Net loss for the period                             850                850

Deficit, beginning of period                        -                  -

Deficit, end of period                        $     850          $     850
                                               --------           --------
Loss per share                                $     -            $     -
                                               --------           --------
Weighted average number of shares outstanding       -                  -
                                               --------           --------

                           SEE ACCOMPANYING NOTES

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
    for the period April 30, 1998 (Date of Incorporation) to December 31, 1998
                                    (Audited)
          and the period ended December 31, 1998 Pro-forma (Unaudited)
                             (Stated in US Dollars)
                              --------------------


                                               (Note 3)
                                             (Unaudited)
                                              Pro-forma
                                              December 31,       December 31,
                                                 1998                1998
                                                 ----                ----
Cash Flows  from Operating Activities
   Net loss for the period                    $  (  850)         $  (  850)

   Changes in non-cash working capital balances related to
   operations:
     Prepaid expenses                            (  650)            (  650)
     Accounts payable                            51,500              1,500
                                               --------            --------
                                                 50,500                -
                                                -------            --------
Investing Activities
   Acquisition of license fees                (  50,000)               -
   Acquisition of technology rights         (  (500,000)               -
   Investment in Qiblah Technologies
    Limited                                 (         1)               -
                                              ---------            --------
                                            (   550,001)               -
                                              ---------            --------
Financing Activity
     Proceeds from issuance of common shares    500,001                -
                                              ---------            --------
Net decrease in cash during the period              -                  -

Cash, beginning of the period                       -                  -
                                              ---------            --------
Cash, end of the period                       $     -            $     -
                                              ---------            --------

                           SEE ACCOMPANYING NOTES

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
   for the period April 30, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)
                              --------------------


                                                           Deficit
                                                         Accumulated
                                             Additional   During the
                           Common Shares     Paid-in     Development
                            #     Par Value  Capital         Stage         Total

Net loss for the period     -     $    -     $    -       $  (  850)  $  (  850)
                           ------  ------      ------       --------     -------
Balance, as at
 December 31,1998           -     $    -     $    -       $  (  850)  $  (  850)
                           ------  ------      ------       --------     -------


                               SEE ACCOMPANYING NOTES

Direction  Technologies  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
April 30, 1998 (Date of Incorporation) to December 31, 1998 (Stated in US Dollars) - Page 6
 -----------------------




                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
   for the period April 30, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)
                              --------------------


Note  1     Nature  and  Continuance  of  Operations
            ----------------------------------------

The company currently is in the business of developing the Qiblah Locator direction finding technology. In addition, the company has a license for the exclusive rights to manufacture and market a proprietary electric vehicle technology on a world-wide basis.

These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $850 since incorporation. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated in Nevada on April 30, 1998 as Fuji International, Inc. and on December 28, 1998 the company changed its name to Direction Technologies Inc.

Note  2     Summary  of  Significant  Accounting  Policies
            ----------------------------------------------

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     Development  Stage  Company
     ---------------------------
The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. The company is devoting substantially all of its present efforts to the business of developing the Qiblah Locator direction finding technology and manufacturing and marketing a proprietary electric vehicle technology. All losses accumulated since inception have been considered as part of the company's development stage activities.

     Income  Taxes
     -------------
The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

Note  2     Summary  of  Significant  Accounting  Policies  -  (cont'd)
            ----------------------------------------------

Loss  Per  Share
----------------
Loss per share has not been calculated as there were no shares outstanding during the period.

Fair  Value  of  Financial  Instrument
--------------------------------------
The carrying value of accounts payable approximates fair value because of the short term maturity of that instrument.

Note 3     Unaudited Pro-forma Financial Statements
           ----------------------------------------

The unaudited pro-forma financial statements for Direction Technologies Inc. gives effect to the January 9,1999 acquisition of the license fee to manufacture and market a proprietary electric vehicle technology for consideration of $50,000 cash and the January 12, 1999 acquisition of certain of the assets of Qiblah International Industries Ltd. for consideration of the issuance of 5,000,000 common shares of the company valued at $500,000. The historical financial information should be read in conjunction with these financial statements and the related notes incorporated by reference in Form 10-SB.

The unaudited pro-forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the transaction has been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the company.

Note 3     Unaudited Consolidated Pro-forma Financial Statements - (cont'd)
           ----------------------------------------------------------------

                           DIRECTION TECHNOLOGIES INC.
                        UNAUDITED PRO-FORMA BALANCE SHEET
                                December 31, 1998
                                -----------------

                          Direction
                        Technologies     Pro-forma    Adjustments
                            Inc.            DR             CR       Pro-forma
                            ----            --             --       ---------
Current Assets
 Prepaid expenses         $    650       $   -        $   -         $  1,385
   License fees                -           50,000         -           50,000
   Technology rights           -          500,000         -          500,000
   Investment in Qiblah
    Technologies Limited       -                1         -                1
                          --------       --------     --------       --------
Total Assets              $    650       $550,001     $   -         $550,651
                          --------       --------     --------       --------
Current Liabilities
   Accounts payable       $  1,500       $   -        $ 50,000      $ 51,500
                          --------       --------     --------       --------
Share Capital
   Common stock               -              -           5,001         5,001
   Contributed surplus        -              -         495,000       495,000
Deficit                     (  850)          -            -           (  850)
                          --------      --------      --------      --------
Total Stockholders Equity
 (Deficiency)               (  850)          -         500,001       499,151
                          --------      --------      --------      --------
Total Liabilities and Stockholders
 Equity                   $    650       $   -        $550,001      $550,651
                          --------      --------      --------      --------

Note 3     Unaudited Consolidated Pro-forma Financial Statements - (cont'd)
           ---------------------------------------------------------------

                           DIRECTION TECHNOLOGIES INC.
                      UNAUDITED PRO-FORMA STATEMENT OF LOSS
               for the period April 30, 1998 to December 31, 1998
               --------------------------------------------------

                                      Direction
                                     Technologies     Pro-forma
                                         Inc.         Adjustments     Pro-forma
                                       -------        -----------     ---------
Expenses
   Legal and accounting                $  850            $  -          $  850
                                       -------        -----------     ---------
Net loss for the period                $  850            $  -          $  850
                                       -------        -----------     ---------

Note 4     Deferred Tax Assets
           --------------------

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settles.

The following table summarizes the significant components of the company's deferred tax assets:

                                                                     Total
Deferred Tax Assets
     Non-capital loss carryforwards                                 $   850

Gross deferred tax assets                                           $   425
Valuation allowance for deferred tax asset                          (   425)
                                                                     -------
                                                                    $     -
                                                                     -------

Note  4     Deferred  Tax  Assets  -  (cont'd)
            ---------------------

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note  5     Share  Capital
            --------------

Authorized:
50,000,000  common  shares  with  a  par  value  of  $0.001  per  share
10,000,000  preferred  shares  with  a  par  value  of  $0.001  per  share

Note  6     Income  Taxes
            -------------

No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 1998, the company has net operating loss carryforwards, which expire in 2008 totalling $850, the tax benefit of which has not been recorded in the financial statements.

Note  7     Subsequent  Events
            ------------------

(i) The company received $5,000 as consideration for 5,000,000 common shares issued at a price of $0.001 per share.

(ii) The company has offered, pursuant to an offering memorandum, up to 550,000 shares at a price of $0.50 per share. The offering is not subject to any minimum subscription level.

(iii) On January 9, 1999, the company entered into a license agreement whereby the company shall have the exclusive rights to manufacture and market a proprietary electric vehicle technology. To secure this license the company is required to:

a)     Pay  $50,000  to  the  licensor;

b) Pay a royalty of 2% of the gross sales price on each unit sold to the licensor; and

c) Use its best efforts in the development and production of an electric vehicle suitable for the commuter market.

Note  7     Subsequent  Events  -  (cont'd)
            ------------------
The initial term of this agreement is for five years from the date of approval by the regulatory authorities and is renewable for another five years unless the company does not achieve annual sales of US$1,345,200 within the initial term.

(iv) On January 12, 1999, the company entered into a purchase agreement to acquire certain of the assets of Qiblah International Industries Ltd. ("Qiblah"). Qiblah is a British Columbia corporation which is engaged in the research, development, manufacturing and marketing of the Qiblah Locator, a proprietary direction finding technology. The company is required to issue 5,000,000 common shares to acquire the technology. The cost of this acquisition will be amortized over a four year period.

Note  8     Uncertainty  Due  to  the  Year  2000  Issue
            --------------------------------------------

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

EXHIBIT 99.2


                                QIBLAH TECHNOLOGIES LIMITED


                                Registration No. 97/16605/06



                                    FINANCIAL STATEMENTS


                            for the period ended 28 February 1998


                               APPROVAL OF FINANCIAL STATEMENTS


               The financial statements for the period ended 28 February 1998 was approved by the directors on 4 May, 1999 and signed by:



               DIRECTOR                                   DIRECTOR



            /S/ Mr R Hubsch                           /S/ Mr A G Jacquesson
                Mr R Hubsch                               Mr A G Jacquesson



CONTENTS                                                               PAGE

1.  Report of the Auditor                                                2
2.  Report of the Director                                               3
3.  Income Statement                                                     4
4.  Balance Statement                                                    5
5.  Cashflow Statement                                                   6
6.  Notes to the Financial Statements                                    7

-------------------------------------------------------------------------------

             REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF


                          QIBLAH TECHNOLOGIES LIMITED
                          Registration No. 97/16605/06


We have audited the annual financial statements set out on pages three to nine. These financial statements are the responsibility of the company's directors. Our responsibility is to report on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance that, in all material respects, fair presentation is achieved in the financial statements. An audit includes an evaluation of the appropriateness of the accounting policies, an examination, on a test basis, of the evidence supporting the amounts and disclosures included in the financial statements, an assessment of the reasonableness of significant estimates and a consideration of the appropriateness of the overall financial statements presentation. We consider that our audit procedures were appropriate in the circumstances to express our opinion presented below.

In our opinion these financial statements fairly present the financial position of the company for the period 1 July 1997 to 28 February 1998, and the results of its operations for the year then ended in accordance with South African generally accepted accounting practices and in the manner required by the Companies Act. The research and development expenses have been expensed.
This is in accordance with US GAAP and no reconciling items are required.



/S/ Nico Van Der Smit
NICO VAN DER SMIT

4 May 1999

NICO VAN DER SMIT
Geoktrooieerde  Rekenmeester (S.A.)               Chartered   Accountant
(S.A.)
Openbare Rekenmeester en Ouditeur                 Public Accountant and Auditor


38 Rissik Str. 38      TEL: +27 (0)11 660-1604      P O Box /Posbus 399
KRUGERSDORP            FAX: +27 (0)11 660-5608      KRUGERSDORP
1739                   e-mail  vdsmit@pixie.co.za   1740

                         QIBLAH TECHNOLOGIES LIMITED
                         Reg. Nr. 97/16605/06

      REPORT OF THE DIRECTORS FOR THE PERIOD 1 JULY 1997 TO 28 FEBRUARY 1998

                 (ALL CURRENCIES STATED ARE SOUTH AFRICAN RAND)

BUSINESS AND OPERATIONS

Manufacture, assembly, distribution and sale of electronic components.

FINANCIAL SITUATION

The financial position of the Company is clearly stated in the financial statements attached.

SHARE CAPITAL

The total Share Capital of the Company is as follows:

Ordinary Share Capital Authorised     20,000,000 @ ZAR0-01   ZAR200,000-00
Ordinary Share Capital Issued:        15,713,000 @ ZAR0.01   ZAR157,130-00
Share Premium                                                ZAR   21,870-00


DIRECTORS

Directors who served throughout the financial period under review:

Andre Ghalib Jacquesson
R. Hubsch
Z Tayob
J.S. Wilson


SECRETARY

There was no secretary appointed for the year.

EVENTS AFTER YEAR-END

The directors are not aware of any significant occurrence, fact or circumstance concerning the company, between the accounting date and the date hereof which requires specific mention or disclosure.

TRADING PRIOR TO INCORPORATION

The Company was incorporated on 2 October 1997 but financial statements include pre-incorporation transactions.

                                QIBLAH TECHNOLOGIES LIMITED


                                Registration No. 97/16605/06



                                    FINANCIAL STATEMENTS


                            for the period ended 28 February 1999


                               APPROVAL OF FINANCIAL STATEMENTS


               The financial statements for the period ended 28 February 1999 was approved by the directors on 4 May, 1999 and signed by:



               DIRECTOR                                   DIRECTOR



            /S/ Mr R Hubsch                           /S/ Mr A G Jacquesson
                Mr R Hubsch                               Mr A G Jacquesson



CONTENTS                                                               PAGE

1.  Report of the Auditor                                                2
2.  Report of the Director                                               3
3.  Income Statement                                                     4
4.  Balance Statement                                                    5
5.  Cashflow Statement                                                   6
6.  Notes to the Financial Statements                                    7

-------------------------------------------------------------------------------

             REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF


                          QIBLAH TECHNOLOGIES LIMITED
                          Registration No. 97/16605/06


We have audited the annual financial statements set out on pages three to nine. These financial statements are the responsibility of the company's directors. Our responsibility is to report on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance that, in all material respects, fair presentation is achieved in the financial statements. An audit includes an evaluation of the appropriateness of the accounting policies, an examination, on a test basis, of the evidence supporting the amounts and disclosures included in the financial statements, an assessment of the reasonableness of significant estimates and a consideration of the appropriateness of the overall financial statements presentation. We consider that our audit procedures were appropriate in the circumstances to express our opinion presented below.

In our opinion these financial statements fairly present the financial position of the company for the year 28 February 1999, and the results of its operations for the year then ended in accordance with South African generally accepted accounting practices and in the manner required by the Companies Act. The research and development expenses have been expensed. This is in accordance with US GAAP and no reconciling items are required.


/S/ Nico Van Der Smit
NICO VAN DER SMIT

4 May 1999

                                 NICO VAN DER SMIT
Geoktrooieerde  Rekenmeester (S.A.)               Chartered   Accountant
(S.A.)
Openbare Rekenmeester en Ouditeur                 Public Accountant and Auditor


38 Rissik Str. 38      TEL: +27 (0)11 660-1604      P O Box /Posbus 399
KRUGERSDORP            FAX: +27 (0)11 660-5608      KRUGERSDORP
1739                   e-mail  vdsmit@pixie.co.za   1740

                         QIBLAH TECHNOLOGIES LIMITED
                         Reg. Nr. 97/16605/06

      REPORT OF THE DIRECTORS FOR THE YEAR ENDED 28 FEBRUARY 1999

                 (ALL CURRENCIES STATED ARE SOUTH AFRICAN RAND)

BUSINESS AND OPERATIONS

Manufacture, assembly, distribution and sale of electronic components.

FINANCIAL SITUATION

The financial position of the Company is clearly stated in the financial statements attached.

SHARE CAPITAL

The total Share Capital of the Company is as follows:

Ordinary Share Capital Authorised     20,000,000 @ R0-01   R200,000-00
Ordinary Share Capital Issued:        16,917,000 @ R0.01   R169,170-00
Share Premium                                               R39,930-00


DIRECTORS

Directors who served throughout the financial period under review:

Andre Ghalib Jacquesson
R. Hubsch
Z Tayob      -Resigned on 1 April 1998
J.S. Wilson  -Resigned on 1 May 1998


SECRETARY

There was no secretary appointed for the year.

EVENTS AFTER YEAR-END

The directors are not aware of any significant occurrence, fact or circumstance concerning the company, between the accounting date and the date hereof which requires specific mention or disclosure.

                              QIBLAH TECHNOLOGIES LTD.
                             Registration No.97/16605/06

                 INCOME STATEMENT FOR THE YEAR ENDED 28 FEBRUARY 1999
               (All Currencies stated are in South African Rands = ZAR)
                                       NOTES       1999                1998
                                                   ZAR                 ZAR

INCOME                                               -                   -
LESS: COST OF SALES                                  -                   -

Opening Stock                                  121,021.18                -
Production Cost
      Purchases                                      -               99,939.46
      Consulting Fees                                -               14,240.00
      Freight & Delivery                             -                4,527.20
      Packaging                                      -                1,083.32
      Research & Development Costs                 531.43             1,231.20

                                               121,552.61           121,021.18
Closing Stock                                  121,552.61           121,021.18

OTHER INCOME
Interest                                           112.36                -
                                               ----------           ----------
TOTAL INCOME                                       112.36                -

LESS: EXPENSES                                  58,351.78           134,222.16

Auditing Fees                                    4,425.00             1,060.00
Advertising - Trade                                  -                7,147.64
Advertising - Investor                               -                1,083.67
Bank Charges                                       594.16             1,548.64
Bank Interest                                    4,389.55               965.31
Depreciation                                     8,708.63             3,469.45
Director renumeration                                -               12,500.00
Donations                                            -                   34.00
Fuel & Oil                                         115.29             1,674.63
Legal Fees                                           -               10,342.11
Loss on Foreign Exchange                        24,970.81             1,032.29
Marketing Fees                                       -               10,000.00
Motor Vehicles Expenses                              -                   92.70
Other Expenses                                       -                  590.93
Overseas Traveling Expenses                          -               34,039.56
Printing & Stationery                            2,293.38             7,601.77
Promotional Expenses                                 -                6,694.42
Rent                                               600.00             1,500.00
Repairs & Maintenance                            1,500.00               250.00
Software                                           628.94                71.05
Subscriptions                                    1,042.08               359.52
Telephone & Postage                              9,083.94            13,410.81
Traveling & Subsistence                              -               18,753.66
                                                ----------          ----------
NET PROFIT/(LOSS) FOR THE YEAR                 -58,239.42          -134,222.16
TAXATION                                 8           -                    -
                                                ----------          ----------
NET PROFIT/(LOSS) AFTER TAXATION               -58,239.42          -134,222.16

RETAINED INCOME/(ACCUMULATED LOSS)
BEGINNING OF THE YEAR                         -134,222.16                 -
                                               -----------          ----------
RETAINED INCOME/(ACCUMULATED LOSS)
AT THE END OF THE YEAR                        -192,461.58          -134,222.16
                                               -----------          ----------

                               QIBLAH TECHNOLOGIES LTD.
                             Registration No.97/16605/06

                         BALANCE SHEET AT 28 FEBRUARY 1999
               (All Currencies stated are in South African Rands = ZAR)
                                       NOTES       1999                1998
                                                   ZAR                 ZAR

ASSETS

FIXED ASSETS                             2      47,588.00            40,219.00

OTHER ASSETS                             3     100,000.00           100,000.00

CURRENT ASSETS                                 127,191.20           123,930.82

     Debtors, deposits & prepayments             4,240.67             1,624.08
     Call Account                                1,397.92             1,285.56
     Stock                               4     121,552.61           121,021.18
                                               ----------           ----------
TOTAL ASSETS                                   274,779.20           264,149.82
                                               ----------           ----------

LIABILITIES

LONG TERM LIABILITIES                    5      83,955.97            94,682.81

CURRENT LIABILITIES                            174,184.81           124,689.17

     Creditors                                 154,175.63           106,506.27
     Bank Overdraft                             20,009.18            18,182.90
                                               ----------           ----------
TOTAL LIABILITIES                              258,140.78           219,371.98
                                               ----------           ----------
NET ASSETS (LIABILITIES)                        16,638.42            44,777.84
                                               ----------           ----------
CAPITAL & RESERVES

SHARE CAPITAL                            6     169,170.00           157,130.00

SHARE PREMIUM                            6      39,930.00            21,870.00

ACCUMULATED LOSS                         7    -192,461.58          -134,222.16
                                               ----------           ----------
SHAREHOLDERS FUND                               16,638.42            44,777.84
                                               ----------           ----------

                               QIBLAH TECHNOLOGIES LTD.
                             Registration No.97/16605/06

               CASH FLOW STATEMENT FOR THE YEAR ENDED 28 FEBRUARY 1999
               (All Currencies stated are in South African Rands = ZAR)
                                       NOTES       1999                1998
                                                   ZAR                 ZAR


CASHFLOW FROM OPERATING ACTIVITIES

Net Profit/(Loss) Before Taxation
 and Dividend                                  -58,239.42          -134,222.16
Adjustments:
Depreciation                                     8,708.63             3,469.45
Interest Paid                                    4,389.55               965.31
                                                ---------           ----------
CASHFLOW BEFORE WORKING CAPITAL MOVEMENTS      -45,141.24          -129,787.40


WORKING CAPITAL MOVEMENTS                       44,521.34           -16,138.99

Decrease/(Increase) in Debtor                   -2,616.59            -1,624.08
(Decrease)/Increase in Creditor                 47,669.36           106,506.27
Decrease/(Increase) in Stock                      -531.43           121,021.18
                                                ---------           ----------
CASHFLOW FROM OPERATING ACTIVITIES                -619.90          -145,926.39

Interest Paid                                   -4,389.55              -965.31
                                                ---------           ----------
NET CASHFLOW FROM OPERATING ACTIVITIES          -5,009.45          -146,891.70

NET CASHFLOW FROM
INVESTMENT ACTIVITIES                                               -16,077.63
-143,688.45


Additions to Fixed Assets                      -16,077.63           -43,688.45
Additions to Other Assets                            0.00          -100,000.00
                                                ---------           ----------
NET CASHFLOW FROM BUSINESS ACTIVITIES          -21,087.08          -290,580.15

CASHFLOW FROM FINANCE ACTIVITIES                21,199.44           291,865.71


Cashflow from Share Capital                     30,100.00           179,000.00
Cashflow from Long-term Liabilities            -10,726.84            94,682.81
Cashflow from Bank Overdraft                     1,826.28            18,182.90

Cash and Cash equivalents for the year             112.36             1,285.56
Cash and Cashequivalents at beginning of
 the year                                        1,285.56                 -
                                                ---------           ------------
Cash and Cashequivalents at  end of the year     1,397.92               1,285.56
                                                ---------           ------------

                               QIBLAH TECHNOLOGIES LTD.
                             Registration No.97/16605/06

          NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 28 FEBRUARY 1999
               (All Currencies stated are in South African Rands = ZAR)

1. ACCOUNTING POLICIES

The most important accounting policies employed by the company are detailed below. Except where otherwise indicated the policies are consistent with those employed in previous years.

1.1     PRESENTATION
        The financial statements of the company are prepared on the historical cost basis

1.2     FIXED ASSETS AND DEPRECIATION

        Fixed assets are reflected at cost less accumulated depreciation. Depreciation is provided on the straight line basis at rates which will reduce the cost of the assets to estimated residual values over their expected useful lives.

        The most important rates of depreciation are:

        Furniture & Fittings - 10%
        Office Equipment    - 20%
        Computer & Printer - 33.33%

1.3     STOCK

        Stock is valued at the lower of cost price or net realisable value on the first in first out basis. Unfinished goods are valued at cost price, relative to the stage of completion.

1.4     FOREIGN CURRENCIES

        Transactions in foreign currencies during the year are translated at the rate ruling on the transaction date, or forward cover rate, where forward cover contracts are considered to be integral to the transactions. Assets and liabilities in foreign currencies are translated at the rate ruling at year end, except where they are subject to forward cover contracts.

1.5     DEFERRED TAX

        Deferred tax is provided for using the comprehensive liability method after taking into account assessed or estimated tax losses. Provision is made for the future income tax liability on timing differences which arise when income and expense items are recognised in different periods for accounting and tax purposes.

                               QIBLAH TECHNOLOGIES LTD.
                             Registration No.97/16605/06

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 28 FEBRUARY 1999(Continue)
               (All Currencies stated are in South African Rands = ZAR)
                                                       1999                1998
                                                        ZAR                 ZAR

2. FIXED ASSETS

DESCRIPTION                     Cost       Opening      Accumulated     Closing
                                Price      Book Value   Depreciation Book Value
                                ZAR         ZAR             ZAR             ZAR
-------------------------------------------------------------------------------
Electronic equipment           29,005.70    11,150.00    6,608.70     22,397.00
Furniture & Fittings            1,800.00     1,740.00      240.00      1,560.00
Office Equipment                8,020.95     7,352.00    2,272.95      5,748.00
Trade Fair Display Panels       5,149.95     4,977.00      687.95      4,462.00
Trial Mould for Qiblah Locator 15,789.48    15,000.00    2,368.48     13,421.00
                               ------------------------------------------------
                               59,766.08    40,219.00   12,178.08     47,588.00
                               ------------------------------------------------

FIXED ASSETS RECONCILIATION
                  Computer     Furniture  Office       Trade Fair    Trial Mold
                 & Printer    & Fittings  Equipment  Display Panels  Q. Locator
                 --------------------------------------------------------------
Book Value         11,150.00     1,740.00   7,352.00      4,977.00    15,000.00
Plus:
 Purchases         16,077.63         -          -             -            -
Less:
 Depreciation       4,830.63       180.00   1,604.00        515.00     1,579.00

Book Value 28/2/99 22,397.00     1,560.00   5,748.00      4,462.00    13,421.00
                   ------------------------------------------------------------
TOTAL                                                                 47,588.00
                                                                      ---------

3. OTHER ASSETS                                         100,000.00   100,000.00

Intellectual Property for the Licensing rights to
develop and manufacture Qiblah Locators.
                                                        ----------   ----------
4. STOCK                                                121,552.61   121,021.18

Stock consists of components for the
assembly of Qiblah Locators.
                                                        ----------   ----------
5. LONG TERM LIABILITIES

   5.1  Loan account Maurice Jacquesson                   2,498.57     2,498.57
   5.2  Loan account R. Hubsch                            1,489.95      -723.82
   5.3  Loan account R. Papsdorf                         79,967.45    92,908.06
                                                        ----------   ----------
                                                         83,955.97    94,682.81
                                                        ----------   ----------
Unsecured , interest free loans with no fixed terms of repayment

             (All Currencies stated are in South African Rands = ZAR)

6. SHARE CAPITAL


AUTHORISED

20,000,000 Ordinary Shares of R0-01 each                200,000.00   200,000.00
                                                        ----------   ----------
ISSUED

16,917,000  Ordinary Shares of R0-01 each               169,170.00   157,130.00
                                                        ----------   ----------
SHARE PREMIUM                                            39,930.00    21,870.00

Balance Previous year                                    21,870.00         -
  24,000 Ordinary Shares @ R0.49                         11,760.00         -
  70,000 Ordinary Shares @ R0.09                          6,300.00         -
100,000 Ordinary Shares @ R0.09                               -        9,000.00
  13,000 Ordinary Shares @ R0.99                              -       12,870.00

All the shares were issued to share holders but the statutory requirements were not complied with as registration of the allotments at the Registrar of Companies are still in progress.

7. DISTRIBUTABLE RESERVES/(ACCUMULATED LOSSES)

Distributable Reserves/(Accumulated losses
  beginning of the year)                               -134,222.16         -
Profit/(Loss) for the Year                               58,239.42  -134,222.16
                                                        ----------   ----------
Distributable Reserves/(Accumulated losses)
at the end of the year                                 -192,461.58  -134,222.16
                                                        ----------   ----------

8. TAXATION

Net profit/(loss) for the year                          -58,239.42  -134,222.16
Plus:  Donations                                              -           34.00
       Advertising - Investor                                 -        1,083.67
       Legal Fees                                             -       10,342.11
                                                        ----------   ----------
CALCULATED  PROFIT/(LOSS) FOR THE YEAR                  -58,239.42  -122,762.38
PROFIT/(LOSS) FOR THE PREVIOUS YEAR                    -122,762.38         -
                                                        ----------   ----------
CALCULATED PROFIT/(LOSS) AT
THE END OF THE YEAR                                    -181,001.80  -122,762.38
                                                        ----------   ----------

Therefore no tax is provided for.

9. CAPITAL COMMITMENTS

The directors are not aware of any material capital commitments outside the ordinary course of business

10. CONTINGENT LIABILITIES

The directors are not aware of any contingent liabilities incurred by the company.

11. CURRENCY RESTRICTIONS

South African authorities has certain currency restrictions with foreign countries Every foreign transaction must be approved by the SA Reserve bank via the commercial banks.

EXHIBIT 99.3


                           DIRECTION TECHNOLOGIES INC.
                          (a Development Stage Company)



                              FINANCIAL STATEMENTS
                for the period January 1, 1999 to March 31, 1999


                                    UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                 March 31, 1999
                             (Stated in US Dollars)
                              --------------------


                                     ASSETS
                                     ------


Current
   Cash                                                               $   3,228
   Prepaid expenses                                                        ----
   License fees                                                          50,000
   Technology rights                                                    500,000
   Investment in Qiblah Technologies Limited                                  1
                                                                      ---------
                                                                      $ 553,229


                                   LIABILITIES
                                   -----------

Current
   Accounts payable                                                   $  50,000
                                                                      ---------

                              STOCKHOLDERS' EQUITY
                              --------------------

Share capital  (Note 2)
   Authorized:
      50,000,000 common shares, $0.001 par value
      10,000,000 preferred shares, $0.001 par value
   Issued:
      10,031,000 common shares                                       $   10,032
Contributed surplus                                                     510,469

Deficit accumulated during the development stage                        (17,272)
                                                                         ------

                                                                     $  503,229
                                                                     ----------
                                                                     $  553,229


APPROVED BY THE DIRECTORS:



----------------------------          ------------------------------
Director                              Director

                                  UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                          STATEMENT OF LOSS AND DEFICIT
                    ACCUMULATED DURING THE DEVELOPMENT STAGE
                For the period January 1, 1999 to March 31, 1999
                             (Stated in US Dollars)
                              --------------------


Expenses
   General office & Administration                                   $    4,694
   Interest & bank charges                                                  106
   Legal & accounting                                                    10,227
   Management fees                                                        -----
   Regulatory fees                                                          371
   Stock Transfer services                                                1,018
   Telephone & fax                                                            6
                                                                     ----------

Net loss for the period and deficit                                  $   16,422


Deficit, beginning of period                                                850
                                                                     ----------

Deficit, end of period                                               $   17,272
                                                                     ----------

                                   UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                For the period January 1, 1999 to March 31, 1999
                             (Stated in US Dollars)
                              --------------------



Cash Flows from Operating Activities
   Net loss for the period                                           $  (16,422)

Changes in non-cash working capital balances related to operations:
   Prepaid expenses                                                         650
   Accounts payable                                                      (1,500)
                                                                         -------
                                                                           (850)
                                                                         -------

Investing Activities
   Acquisition of license fees                                              ---
   Acquisition of technology rights                                         ---
                                                                       --------
                                                                            ---

Financing Activity
   Proceeds from issuance of common shares                                20,500
                                                                          ------

   Net Increase (Decrease) in cash during the period                 $     3,228

Cash, beginning of the period                                                ---

   Cash, end of the period                                           $     3,228
                                                                      ----------


                                    UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                For the period January 1, 1999 to March 31, 1999
                             (Stated in US Dollars)
                              --------------------





Note 1          Interim Reporting
------          -----------------

While the information presented in the accompanying three months to March 31, 1999 financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.



Note  2          Share  Capital
-------          --------------

The  company  issued  additional  shares  for  $20,500  cash  as  follows:



                                         Common Shares
--------------------------------------------------------------------------------
                                                                      Additional
                                         #     Par Value         paid-in Capital
--------------------------------------------------------------------------------
Balance at December 31,1998         5,000,000  $   5,001           $  495,000
--------------------------------------------------------------------------------
Note 2 - Issuance of shares
pursuant to offering memorandum
-at $0.50 per share                    31,000  $      31           $   15,469
-at $0.001 per share                5,000,000  $   5,000                  ---
--------------------------------------------------------------------------------
Balance, as at March 31, 1999      10,031,000  $  10,032           $  510,469
--------------------------------------------------------------------------------

EXHIBIT 99.4


                           DIRECTION TECHNOLOGIES INC.
                          (a Development Stage Company)



                              FINANCIAL STATEMENTS
                  for the period April 1, 1999 to June 30, 1999


                                    UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                 June 30, 1999
                             (Stated in US Dollars)
                              --------------------


                                     ASSETS
                                     ------


Current
   Cash                                                               $     936
   Prepaid expenses                                                        ----
   License fees                                                          50,000
   Technology rights                                                    500,000
   Investment in Qiblah Technologies Limited                                  1
                                                                      ---------
                                                                      $ 550,937


                                   LIABILITIES
                                   -----------

Current
   Accounts payable                                                   $  59,361
                                                                      ---------

                              STOCKHOLDERS' EQUITY
                              --------------------

Share capital  (Note 2)
   Authorized:
      50,000,000 common shares, $0.001 par value
      10,000,000 preferred shares, $0.001 par value
   Issued:
      10,031,000 common shares                                       $   10,032
Contributed surplus                                                     510,469

Deficit accumulated during the development stage                        (28,925)
                                                                     ----------

                                                                     $  491,576
                                                                     ----------
                                                                     $  550,937
                                                                     ----------

APPROVED BY THE DIRECTORS:



----------------------------          ------------------------------
Director                              Director

                                  UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                          STATEMENT OF LOSS AND DEFICIT
                    ACCUMULATED DURING THE DEVELOPMENT STAGE
                  For the period April 1, 1999 to June 30, 1999
                             (Stated in US Dollars)
                              --------------------


Expenses
   General office & Administration                                   $      632
   Interest & bank charges                                                   29
   Legal & accounting                                                    10,940
   Management fees                                                        -----
   Regulatory fees                                                        -----
   Stock Transfer services                                                -----
   Telephone & fax                                                           52
                                                                     ----------

Net loss for the period and deficit                                  $   11,653


Deficit, beginning of period                                             17,272
                                                                     ----------

Deficit, end of period                                               $   28,925
                                                                     ----------

                                   UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                  For the period April 1, 1999 to June 30, 1999
                             (Stated in US Dollars)
                              --------------------



Cash Flows from Operating Activities
   Net loss for the period                                           $  (11,653)

Changes in non-cash working capital balances related to operations:
   Prepaid expenses                                                      ------
   Accounts payable                                                       9,361
                                                                         ------
                                                                          9,361
                                                                         ------

Investing Activities
   Acquisition of license fees                                              ---
   Acquisition of technology rights                                         ---
                                                                       --------
                                                                            ---

Financing Activity
   Proceeds from issuance of common shares                                  ---
                                                                          ------

   Net Increase (Decrease) in cash during the period                 $   (2,292)

Cash, beginning of the period                                              3,228

   Cash, end of the period                                           $       936
                                                                      ----------


                                    UNAUDITED
                            Prepared by Management

                           DIRECTION TECHNOLOGIES INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                  For the period April 1, 1999 to June 30, 1999
                             (Stated in US Dollars)
                              --------------------





Note 1          Interim Reporting
------          -----------------

While the information presented in the accompanying six months to June 30, 1999 financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.



Note  2          Share  Capital
-------          --------------


                                         Common Shares
--------------------------------------------------------------------------------
                                                                      Additional
                                         #     Par Value         paid-in Capital
--------------------------------------------------------------------------------
Balance at December 31,1998         5,000,000  $   5,001           $  495,000
--------------------------------------------------------------------------------
Note 2 - Issuance of shares
pursuant to offering memorandum
-at $0.50 per share                    31,000  $      31           $   15,469
-at $0.001 per share                5,000,000  $   5,000                  ---
--------------------------------------------------------------------------------
Balance, as at March 31, 1999      10,031,000  $  10,032           $  510,469
--------------------------------------------------------------------------------